Management Information Circular M A RC H 1 5 , 2 0 2 4 Exhibit 99.2

Table of Contents Invitation to Shareholders Notice of Meeting General Information About Voting Business of the Meeting 1 Financial Statements 2 Election of Directors 3 Appointment of Auditor 4 Nonbinding Advisory Vote on Executive Compensation Nominees for Election to the Board of Directors Description of Nominees Additional Information about Directors Director Compensation Components of Compensation Director Equity Ownership Directors’ Total Compensation for 2023 Statement Of Corporate Governance Practices Composition of Our Board Director Competencies Matrix Board of Directors Information Role and Duties of the Board of Directors Serving on Our Board Committee Reports Audit and Risk Committee Corporate Governance and Compensation Committee Sustainability and Safety Committee Sustainability Shareholder Engagement Executive Compensation Overview Performance and Compensation Summary Compensation Discussion and Analysis 2023 Compensation Details Employment Agreements Additional Information Schedule A Overview of Stantec's Long - Term Incentive Plan 3 4 6 7 12 12 12 13 13 14 14 21 23 23 25 27 28 29 32 33 33 35 39 39 41 43 45 46 47 47 49 65 67 70 72 72

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Invitation to Shareholders Dear Fellow Shareholder: The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow: Date : Time : Place : Thursday, May 9, 2024 10:30 AM (MDT) Virtual Meeting via live audio webcast online at https://web.lumiagm.com/281567372 Meeting ID: 281 - 567 - 372 Password: stantec2024 (case sensitive) This year, Stantec will hold a virtual - only meeting. Using virtual meeting capabilities, you or your proxyholder will be able to engage in real time voting and interact with the board and management. To maximize accessibility and create an interactive and inclusive environment, Stantec enables Q&A technology for all participants at the meeting, allowing a real - time exchange with our board and management. We use an industry - leading platform (Lumi) to facilitate access to our meeting and broadcast the meeting live. Having held our meetings this way for the past three years, shareholder feedback has been positive, meetings have been engaging, and environmental impacts have been minimized. We include detailed information about how to access the meeting in the accompanying Management Information Circular and on our website at stantec.com. Investors are also welcomed to contact us at ir@stantec.com if they have any questions about access to or participation at the meeting. As a shareholder, you have the right to vote your shares on all matters that come before the meeting. Your vote is important and we facilitate voting by allowing you to vote by proxy at any time prior to the meeting. We encourage you to do so and have enabled voting online, by phone, or by mail. You can also vote by attending the virtual meeting by logging in online at https://web.lumiagm.com/281567372. Please refer to the instructions in the section titled How to Attend the Virtual Meeting beginning on page 8 in the accompanying Circular for further details. The Circular provides details about all matters that come before the meeting, such as information about our director nominees and their compensation, our auditor, our corporate governance practices, and our executive compensation program. Further information regarding the meeting, along with a virtual meeting guide and all of our meeting materials are available on our website at stantec.com and under our profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Please return your voting instructions as soon as possible to ensure that your vote is recorded. Thank you for your continuing support. Sincerely, Douglas K. Ammerman, Chair Board of Directors 2024 Management Information Circular March 15, 2024 3 Stantec Inc. Gordon A. Johnston, P.Eng. President & CEO

Notice of Annual General Meeting and of Availability of Proxy Materials

Notice is hereby given that Stantec Inc. ("Stantec" or the "Company") will hold its annual general meeting:

When: Thursday, May 9, 2024
10:30 AM (MDT)

Where: Virtual meeting via live audio webcast online at https://web.lumiagm.com/281567372
Meeting ID: 281-567-372
Password: stantec2024 (case sensitive)

The meeting will be held to address the following business:

Business of the Meeting		For more information
1	Receive Stantec's financial statements for the year ended December 31, 2023, together with the auditor's report on those statements	Page 12 of the Circular and Stantec's 2023 Annual Report
2	Elect each of the directors of Stantec to hold office until the end of the next annual meeting or until their successors are appointed	Pages 12 and 14 of the Circular
3	Appoint the auditor of Stantec and authorize the directors to fix the auditor's remuneration	Page 13 of the Circular
4	Consider a nonbinding advisory resolution on Stantec's approach to executive compensation	Page 13 of the Circular
5	Transact any other business as may properly be brought before the meeting	

The board has fixed the close of business on March 15, 2024, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice.

Notice-and-Access

As permitted by Canadian securities regulators, Stantec is using the "notice-and-access" mechanism for delivery of its Management Information Circular ("Circular") for our annual general meeting to both registered and beneficial shareholders. This means that our Circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our Circular online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

WHERE YOU CAN ACCESS THE CIRCULAR

On our website: stantec.com
under Investors // Financial Reports & Filings

On our profile on SEDAR+: sedarplus.ca

On our profile on EDGAR: sec.gov/edgar

It is very important that you read the Circular carefully before voting your shares.

Voting

Please note that you cannot vote by returning this Notice. Enclosed with this Notice, you will find a form of proxy or a voting instruction form that you can use to vote your shares of Stantec.

You may vote your shares online, by phone or mail. Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods.

2024 Management Information Circular
March 15, 2024 4 Stantec Inc.

Registered shareholders: Computershare must receive your proxy form, or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 7, 2024. Beneficial shareholders: Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by Computershare before 10:30 AM (MDT) on Tuesday, May 7, 2024. Please refer to your voting instruction form for more information. How to request a paper copy of the Circular Upon request, Stantec will provide a paper copy of the Circular to any shareholder, free of charge, for a period of one year from the date the Circular is filed on SEDAR+. Here is how you can request a paper copy: Before the meeting If your request is made before the date of the meeting, the Circular will be sent to you within three business days of receipt of your request. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 AM (MDT) on Monday, April 29, 2024 (this factors the three - business day period for processing requests as well as typical mailing times). Registered Shareholders Beneficial Shareholders Call the fulfillment service line at 1 - 866 - 962 - 0498. Please note Call the fulfillment service line at 1 - 877 - 907 - 7643. Please note that you will be asked to provide the 15 - digit control number that you will be asked to provide the 16 - digit control number indicated on your form of proxy. indicated on your voting instruction form. After the meeting If the request is made on or after May 9, 2024, the Circular will be sent to you within ten calendar days of receiving your request. Call 1 - 844 - 916 - 0609 for a copy of the Circular. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares. If you have any questions regarding this Notice, notice - and - access, or the meeting, please call • Computershare Trust Company of Canada at 1 - 800 - 564 - 6253 (if you are a registered shareholder) or • Broadridge Financial Solutions, Inc. at 1 - 844 - 916 - 0609 (if you are a beneficial shareholder) By order of the board of directors, Paul J. D. Alpern Senior Vice President, Secretary and General Counsel March 15, 2024 2024 Management Information Circular March 15, 2024 5 Stantec Inc.

2024 Management Information Circular March 15, 2024 6 Stantec Inc. General Information You have received this Circular because you owned common shares of Stantec Inc. as of the close of business on March 15, 2024 (the "Record Date") and are entitled to notice of and vote at our annual general meeting of shareholders on Thursday, May 9, 2024 (or a reconvened meeting if the meeting is postponed or adjourned). This Circular and other securityholder materials are being sent to both registered and beneficial owners of Stantec’s common shares. If you are a beneficial shareholder, and Stantec’s agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Please note that we are holding a virtual only meeting to facilitate ease of participation by shareholders. Management is soliciting your proxy for the meeting, and the costs for doing so (including costs to mail materials to our beneficial shareholders via their intermediaries) are borne by Stantec. In addition to soliciting proxies by mail, Stantec may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States. All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by Stantec. In this Circular, unless otherwise noted or the context otherwise requires, references to “we”, “us”, “our”, “Stantec” or the “Company” refer to Stantec Inc. “You”, “your” and “shareholder” refer to holders of Stantec’s common shares. The “board of directors” or “board” refer to the board of directors of Stantec Inc. You will find additional information regarding our business in our Annual Information Form for the fiscal year ended December 31, 2023, as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2023. Copies of these documents along with our other public documents are available on our website at stantec.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system at sec.gov. Unless stated otherwise, the information provided in this Circular is given as of March 15, 2024, and all dollar amounts are expressed in Canadian dollars. Notice - and - Access As permitted by Canadian securities regulators, Stantec is utilizing notice - and - access to deliver this Circular to both registered and beneficial shareholders. “Notice - and - access” is a set of rules that allows issuers to post electronic versions of proxy - related materials online, via SEDAR+ and one other website, rather than mailing paper copies of such materials to shareholders. Under notice - and - access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the meeting. However, instead of receiving a paper copy of the meeting materials, shareholders receive a notice which contains information on how they may access the materials online and how to request a paper copy. The use of notice - and - access directly benefits Stantec by substantially reducing our printing and mailing costs and is more environmentally friendly. Shares eligible to vote As of March 15, 2024, the Company had 114,066,995 common shares issued and outstanding. Each share carries the right to one vote on each matter that comes before the meeting. Principal shareholders To the knowledge of the Company, Stantec does not have any shareholders that beneficially own, directly or indirectly, or exercise control or direction over 10% or more of Stantec’s common shares.

About Voting Who can Vote You are entitled to vote at the meeting if you held common shares of Stantec at the close of business on March 15, 2024. Shareholders will vote on three items of business and any other matters that may properly come before the meeting. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve each matter to be considered at the meeting. How to Vote Your Shares in Advance Voting your shares in advance of the meeting is the easiest way to vote. The voting process is different depending on whether you are a registered or non - registered (beneficial) shareholder. You are a registered shareholder if your shares are held in your name. You are a beneficial shareholder if your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares. If you are not sure whether you are a registered shareholder, please contact Stantec’s transfer agent, Computershare Trust Company of Canada ("Computershare"), at 1 - 800 - 564 - 6253 (North America) or 1 - 514 - 982 - 7555 (International). How to Vote in Advance – Registered Shareholders As a registered shareholder, you have received a form of proxy. Voting by proxy means that you appoint a person or entity (your proxyholder) to attend the meeting and vote your shares in accordance with your instructions. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf. Please refer to the section titled Appointing a Proxyholder to Vote at the Meeting below. If you do not appoint your own proxyholder, Douglas K. Ammerman and Gordon A. Johnston, the Stantec representatives named on the proxy form will act as your proxyholder and will vote your shares according to your instructions. Your proxyholder will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting. How to Vote by Proxy as a Registered Shareholder Internet Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the online instructions. Phone Call the toll - free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the instructions. Please note: you cannot appoint anyone other than the Stantec representatives named on your proxy form if you vote by telephone. Mail Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided. How to Vote in Advance – Beneficial Shareholders As a beneficial shareholder, you have received a voting instruction form from your intermediary. Please follow the instructions on your voting instruction form and send your voting instructions to your nominee who will vote for you. If you are a beneficial shareholder, you will likely have an earlier deadline for the return of your voting instruction form, so please be sure to send the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Stantec’s transfer agent, Computershare, before the proxy cut - off. Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge usually mails a scannable voting instruction form that can be completed via phone, mail, or over the Internet at proxyvote.com. Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you. 2024 Management Information Circular March 15, 2024 7 Stantec Inc.

How to Vote in Advance – Employees Holding Shares Under the Employee Stock Purchase Plan (“ESPP”) If you hold shares through Stantec’s ESPP in Canada, you can direct Manulife Financial, the plan trustee to vote your employee shares as you instruct. Follow the instructions on your proxy form: How to Vote by Proxy as an Employee Shareholder Holding Shares Under the ESPP Internet Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the online instructions. Phone Call the toll - free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the instructions. Please note: you cannot appoint anyone other than the Stantec representatives named on your proxy form if you vote by telephone. Mail Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided. If you hold shares through Stantec’s ESPP in the United States, you will receive a voting instruction form that will contain instructions on how to vote your shares. Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form or voting instruction form is not received according to the procedures above, your employee shares will not be voted at the meeting. Send your Voting Instructions Right Away Take some time to read this Circular and then vote your shares. Regardless of which method you choose to vote, we must receive your voting instructions by 10:30 AM (Mountain Daylight Time) on May 7, 2024 to ensure your shares are voted at the meeting. If you are a non - registered (beneficial) shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Stantec’s transfer agent, Computershare. If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. How to Attend the Virtual Meeting Use your smartphone, tablet or computer to attend our virtual meeting. You can attend the meeting as a guest or participate in the meeting online as described below. Virtual Meeting Checklist Make sure you have the following to access the meeting online: 1. The latest version of Chrome, Safari, Edge or Firefox as your Internet browser 2. The Stantec meeting ID: 281 - 567 - 372 3. The meeting password: stantec2024 (case sensitive) 4. Your user name and/or control number (see below) 2024 Management Information Circular March 15, 2024 8 Stantec Inc.

Attending as a Guest Attending the meeting as a guest means you can listen to the meeting, ask questions and engage with management, members of the board, and other shareholders. However, as a guest attendee, you are not able to vote at the meeting. How to log in You should log in at least 30 minutes before the start of the meeting Go to https://web.lumiagm.com/281567372 on your smartphone, tablet or computer. Click “Login” and enter the password: stantec2024 (case sensitive). Click “Guest” and complete the online form. Voting your Shares in Real Time Registered shareholders and duly appointed proxyholders can vote at the meeting, ask questions, and engage with management, members of the board, and other shareholders. How to log in You or your proxyholder should log in at least 30 minutes before the start of the meeting Go to https://web.lumiagm.com/281567372 on your smartphone, tablet or computer. Click “Login” and enter the password: stantec2024 (case sensitive). If you are a registered shareholder, enter the 15 - digit control number on your proxy form as your username. If you are a registered shareholder and you appointed someone else to be your proxyholder (a third party proxyholder), or if you are a non - registered (beneficial) shareholder and you appointed yourself or someone else as your proxyholder, that person will receive an email notification from Computershare with a control number that will also serve as their user name (see below). If you are a registered, beneficial or employee shareholder and you are appointing someone other than the Stantec representatives named in your proxy form or voting instruction form to attend the meeting as your proxyholder, you must register them with Computershare at https://www.computershare.com/Stantec. Detailed instructions for appointing a third - party proxyholder to vote at the meeting are provided below. Appointing a Proxyholder to Vote at the Meeting As a shareholder, you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. You may appoint someone else other than Douglas K. Ammerman and Gordon A. Johnston to represent you at the meeting . Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf. 2024 Management Information Circular March 15, 2024 9 Stantec Inc.

Registered Shareholders and Employees Holding Shares Under the ESPP If you want to appoint someone other than the Stantec representatives named in your proxy form to attend the meeting and vote your shares for you, print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Follow the instructions for submitting your form of proxy to Computershare. After you submit your proxy form to Computershare, you MUST register your proxyholder with Computershare. Go to https://www.computershare.com/Stantec by 10:30 AM (MDT) on May 7, 2024 to register your proxyholder and provide the contact information required. Computershare needs this information so they can confirm their registration and send an email notification with a control number. Your proxyholder needs the control number in order to participate in the meeting and vote your shares. Your proxyholder should receive an email notification after 10:30 AM (MDT) on May 7, 2024. Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting. Beneficial Shareholders If you want to participate in the meeting and vote your shares in real time, print your name in the space provided on your voting instruction form to instruct your nominee to appoint yourself as proxyholder. After you submit your voting instruction form to your nominee, you MUST register yourself as a third - party proxyholder. Go to https://www.computershare.com/Stantec by 10:30 AM (MDT) on May 7, 2024 to register yourself and provide your contact information. Computershare requires this information so they can confirm the registration and send you an email notification with a control number. You need the control number in order to participate in the meeting and vote your shares. You should receive your email notification after 10:30 AM (MDT) on May 7, 2024. If you are a beneficial shareholder located in the United States and wish to participate or vote at the meeting, or, if permitted, appoint a third party as your proxyholder, you must follow the instructions provided in the voting instruction form to obtain a valid legal proxy from your intermediary. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint third parties as their proxyholders must be sent by email or by courier to: uslegalproxy@computershare.com (if by email); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:30 AM (MDT) on May 7, 2024. Once you log in to the meeting, remember to stay connected to the Internet so you can vote when the balloting begins. Participating and Voting at the Meeting Participating and voting at the meeting is made easy through Lumi's end - to - end virtual meeting platform. Once guests, shareholders, or their proxyholders enter the virtual meeting room, the meeting room technology provides immediate, onscreen feedback. Meeting participants can submit questions and make comments at any time during the meeting via the Q&A section within the platform. When the meeting starts, polling for matters to be voted on at the meeting will open and appear automatically, allowing participants to enter a response and receive a vote confirmation instantly. Participants can change their selection at any time while polls are open and the vote confirmation will update. The chair of the meeting will advise meeting participants before polls close. Additional time will be allowed for guests, shareholders and proxyholders to ask questions and engage with management and the board. 2024 Management Information Circular March 15, 2024 10 Stantec Inc.

Stantec has selected Lumi's virtual meeting platform because of its known simplicity. Accessibility and engagement are important, and so the meeting room has been designed to be intuitive for all shareholders, irrespective of digital literacy. Lumi offers live chat and technical support on the day of the meeting. In addition, shareholders are welcomed to contact Stantec at ir@stantec.com before the meeting for additional assistance. For more information, guests, shareholders and their proxyholders can access our Virtual Meeting Guide at stantec.com under the Investors // Events & Presentations page. Changing Your Vote Registered Shareholders and Employees Holding Shares Under the ESPP If you are a registered shareholder and have voted by proxy, you may revoke your proxy in one of several ways: • By providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare before 10:30 AM (MDT) on May 7, 2024, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the business day before the date of the reconvened meeting. • By delivering a revocation of proxy to the registered office of Stantec (to the attention of our corporate secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4) any time before 10:30AM (MDT) on May 8, 2024, or, if the meeting is adjourned or postponed, before 10:30 AM (MDT) on the business day before the date of the reconvened meeting. You may also revoke your proxy in any other manner permitted by law. Beneficial Shareholders If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as noted above for registered shareholders. If you are an employee shareholder and have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. However, any new voting instructions will take effect only if received by 10:30 AM (MDT) on May 7, 2024, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second - last business day before the reconvened meeting. Matters You Will Be Voting On You will be voting on • The election of Stantec’s directors • The appointment of Stantec’s auditor • A nonbinding advisory vote on Stantec’s approach to executive compensation. Please see the Business of the Meeting section of this Circular for more information. Other Business As of March 15, 2024, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting. Confidentiality of Your Vote Under normal conditions, your vote will be kept confidential because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders. 2024 Management Information Circular March 15, 2024 11 Stantec Inc.

Business of the Meeting

1 Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2023, will be placed before the meeting. Our financial statements are contained in our 2023 Annual Report, available on our website at stantec.com and on SEDAR+ at sedarplus.ca. Our Form 40-F is available on EDGAR at sec.gov. If you want a free copy of any of these documents, please contact our corporate secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

2 Election of Directors

Nine directors will stand for election at the meeting. All of the nominated directors currently serve on the Company's board. The *Nominees for Election to the Board of Directors* section of this Circular provides information on each nominees' experience, background, and key competencies. We believe that each person nominated is well qualified to be a director of Stantec.

If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The following persons listed in the *Nominees for Election to the Board of Directors* section of this Circular will be presented for election at the meeting as management's nominees:

Douglas K. Ammerman	Angeline G. Chen	Donald J. Lowry
Martin A. à Porta	Patricia D. Galloway	Marie-Lucie Morin
Shelley A. M. Brown	Gordon A. Johnston	Celina J. Wang Doka

Because of our 15-year director term limit, Mr. Gomes will not stand for re-election at the meeting. Though information relating to Mr. Gomes's service on the board does not appear in the section that presents the nominees for election to the board, information concerning him appears in the sections of this Circular that pertain to the members of the board as of December 31, 2023, and up to the meeting date.

Majority Voting Requirement for Directors

Stantec is governed by the *Canada Business Corporations Act* (the "CBCA"). In accordance with the CBCA, shareholders can vote "for" or "against" each nominee director, and each nominee director must receive a majority of "for" votes to be elected. If a nominee director does not receive a majority of "for" votes, they may not be appointed to the board except in limited circumstances where it is necessary to ensure the board has the requisite number of resident Canadians or independent directors. Incumbent directors who fail to receive majority support are permitted to remain in office for a maximum of 90 days after the meeting until their successor is appointed or elected.

We recommend that you vote **FOR** the election of the nominees listed above. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote **FOR** the election of each of the nominees.

2024 Management Information Circular
March 15, 2024
12
Stantec Inc.

3 Appointment of Auditor

The board recommends that PricewaterhouseCoopers LLP ("PwC") be reappointed as our auditor to hold office until the close of the next annual shareholder meeting at remuneration to be fixed by the board. PwC has served as our auditor since June 1, 2021.

External Auditor's Fees

The table below presents fees incurred by Stantec for work performed by PwC during the fiscal years ended December 31, 2022 and December 31, 2023.

Category	Note	2022 ($)	2023 ($)
Audit fees	1	6,144,700	7,330,900
Audit-related fees	2	-	-
Tax fees	3	365,900	114,400
All other fees	4	23,300	255,300
Total		**6,533,900**	**7,700,600**

1. Audit fees: Audit services provided by PwC for the audit and review of Stantec's financial statements or services normally provided by PwC in connection with statutory and regulatory filings or engagements, including quarterly reviews, accounting consultation, statutory audit of in-scope subsidiaries and international financial reporting standard consultation.
2. Audit-related fees: These services can include attest services not required by statute or regulation and review engagements. There were no audit-related fees incurred in 2022 and 2023.
3. Tax fees: Professional services rendered by PwC for tax compliance and consulting services.
4. All other fees: Non-audit assurance fees and related services provided by PwC.

We recommend that you vote **FOR** the reappointment of PwC as our auditor to hold office until the close of the next annual shareholder meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote **FOR** the reappointment of PwC as our auditor.

4 Nonbinding Advisory Vote on Executive Compensation

In 2023, Stantec held a shareholder advisory vote on the Company's approach to executive compensation. Of the votes cast, 96.13% approved the Company's approach. The Company is again providing shareholders the opportunity to cast an advisory vote at the meeting on the Company's approach to executive compensation, as disclosed in the *Executive Compensation Overview* section of this Circular (beginning on page 47). The *Compensation Discussion and Analysis* subsection sets out how we compensate our executives, what our named executive officers are paid, and how their compensation is linked to Stantec's performance. We invite any shareholder to forward comments about our approach to executive compensation to Marie-Lucie Morin, chair of the Corporate Governance and Compensation Committee, c/o Stantec Inc., attention to the corporate secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

At the meeting, shareholders will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company's Management Information Circular delivered in connection with the 2024 annual general meeting of shareholders of the Company.

Because this is an advisory vote, the results are not binding on the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and consider them when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting.

We recommend that you vote **FOR** the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote **FOR** this resolution.

2024 Management Information Circular
March 15, 2024
13
Stantec Inc.

Nominees for Election to the Board of Directors Description of Nominees The following tables give information as of December 31, 2023, about the nominees for election to the board, including their background and key qualifications relevant to serving on our board. All nominees are current directors of Stantec. Douglas Ammerman is a retired partner of KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and, during that time, he served as a national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a Bachelor of Arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior. Douglas K. Ammerman Corporate Director Laguna Beach, California, United States Age: 72 Director since 2011 Independent Director Key Qualifications • Public accounting • Public company board experience • Professional services management 100% 6 of 6 Board and Committee Attendance During 2023 Board of Directors (chair) 100% 4 of 4 Audit and Risk 100% 5 of 5 Corporate Governance and Compensation 100% 6 of 6 Sustainability and Safety Audit (chair) Other Public Board Directorships (1) Fidelity National Financial, Inc. (NYSE – FNF) Audit (chair) Audit (chair) Audit (chair) Dun & Bradstreet Holdings, Inc. (NYSE – DNB) F&G Annuities & Life, Inc. (NYSE – FG) Cannae Holdings, Inc. (NYSE – CNNE) Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $10,500,791 (1) Mr. Ammerman's other public board directorships are related to each other, resulting in synergies and overlap that substantially mitigate overboarding concerns. See page 37 of this Circular for more information. 2024 Management Information Circular March 15, 2024 14 Stantec Inc.

Martin A. à Porta
Corporate Director

Zug, Switzerland

Age: 53
Director since 2021
Independent Director

Martin à Porta is an experienced executive and consultant with 25 years of experience working in and supporting professional services and industrial companies, including Siemens, where he worked for more than a decade in several progressively senior roles around the world. Most recently, Mr. à Porta served as the President and CEO of Pöyry Plc, an international consulting and engineering company, providing services in power generation, transmission, and distribution; forestry; biorefining and chemicals; mining and metals; infrastructure; water, and environmental services. Mr. à Porta currently provides transformation, growth, and strategic consulting services for a number of companies and serves on the board of directors of UPM Biofore, a leading forest-based bioindustry company based in Helsinki, Finland, and the board of directors of BKW AG, an international energy and infrastructure company offering services in the fields of energy, buildings and infrastructure. He holds a master of science degree in engineering studies from ETH Zurich, Swiss Federal Institute of Technology.

Key Qualifications
- Executive leadership
- Sustainability
- Industry experience

Board and Committee Attendance During 2023		
Board of Directors	6 of 6	100%
Corporate Governance and Compensation	5 of 5	100%
Sustainability and Safety	6 of 6	100%

Other Public Board Directorships	
UPM-Kymmene Corporation (NASDAQ Helsinki – UPM)	Remuneration (chair)
BKW AG (SIX Swiss Exchange – BKW)	—

Total Equity at Risk (Common Shares and Deferred Share Units)	
Value at Risk	$2,375,438



Shelley A. M. Brown
Corporate Director

Saskatoon, Saskatchewan, Canada

Age: 67
Director since 2018
Independent Director

Shelley Brown has more than 30 years of board experience serving on not-for-profit, association, and for-profit corporate boards, including Inter Pipeline Ltd., Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. She brings expertise in strategic planning, good governance, finance, and risk management. During her distinguished 40-year career in accounting, Ms. Brown was a partner in two of the world's largest professional services firms. As chair of the Canadian Institute of Chartered Accountants, she played a key role in uniting Canada's accounting profession, culminating in the creation of the Chartered Professional Accountants of Canada. She is also a recognized leader in diversity and inclusion, having been listed on Canada's Top 100 Most Powerful Women for four years, earning her a position on the Women's Executive Network Hall of Fame. In 2018, Ms. Brown was recognized as a Member of the Order of Canada for her professional and community contributions.

Key Qualifications
- Financial expert
- Corporate governance
- Corporate control environments and risk assessment

Board and Committee Attendance During 2023		
Board of Directors	6 of 6	100%
Audit and Risk (chair)	4 of 4	100%

Other Public Board Directorship	
—	—

Total Equity at Risk (Common Shares and Deferred Share Units)	
Value at Risk	$2,101,640

2024 Management Information Circular
March 15, 2024

15

Stantec Inc.

Angeline Chen is a senior executive and corporate attorney in the software industry serving the U.S. federal market, with nearly 30 years of corporate business experience spanning multiple industries including aerospace and defense, manufacturing, and industrials. She has expertise in U.S. national security, cyber, risk management, governance, regulatory compliance, and mergers and acquisitions. Previously, Ms. Chen served as Of Counsel for a major U.S. law firm, and as vice president, general counsel, chief compliance officer, and corporate secretary for Siemens Government Technologies (a subsidiary of Siemens AG) and for Fincantieri Marine Group, and in senior roles with the U.S. government and Lockheed Martin Corporation. She currently serves on the Advisory Board for Women, Power and Influence in the Law and the Georgetown University Cybersecurity Law Institute. A longtime and committed advocate for diversity, equity, and inclusion in the workplace, Ms. Chen is the president - elect for the local Asian American bar association for the Washington, D.C. metropolitan area and active member of the Association for Corporate Counsel’s DEI Committee. She holds undergraduate and law degrees from Villanova University, an LL.M. in international and comparative law from Georgetown University Law Center, and an MBA from the University of Maryland. She is currently pursuing a Master of Science degree in Cybersecurity at Brown University. Angeline G. Chen Attorney Bethesda, Maryland, United States Age: 58 Director since 2023 Key Qualifications • US government affairs • Cybersecurity • Corporate governance Board and Committee Attendance During 2023 (1) Board of Directors 4 of 4 100% 100% 2 of 2 Audit and Risk Independent Director 100% 2 of 2 Corporate Governance and Compensation Other Public Board Directorship — — Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $214,255 (1) Ms. Chen was appointed to the Board of Directors on May 11, 2023. 2024 Management Information Circular March 15, 2024 16 Stantec Inc.

Patricia D. Galloway
Corporate Director

Cle Elum, Washington, United States

Age: 66

Director since 2020
Independent Director

Patricia Galloway has served in several executive positions and has over 30 years of experience in corporate risk management. Dr. Galloway is chair of Pegasus Global Holdings, Inc.® (Pegasus-Global), a firm that performs risk management, management, and strategic consulting business services. From July to December 2018, Dr. Galloway served on the board of SCANA Corporation as chair of the Special Litigation Committee. Her service ended with the merger of SCANA and Dominion Energy, Inc. From 2008 to 2018, Dr. Galloway served as chief executive officer of Pegasus-Global. She also served on the U.S. National Science Board from 2006 to 2012. Prior to that, from 1981 to 2008, Dr. Galloway held various positions with The Nielsen-Wurster Group, Inc., including chief executive officer and principal, and president and chief financial officer. Dr. Galloway was the first woman President of the American Society of Civil Engineers. She served as a director of the American Arbitration Association from 2010 to 2020 and currently acts as an arbitrator on construction and energy litigation cases. Dr. Galloway holds a Bachelor of Science degree in civil engineering from Purdue University, a Certificate in Dispute Resolution from the Pepperdine Law School-Straus Institute, a Ph.D. in Infrastructure Systems Engineering (Civil) from Kochi University of Technology (Japan), and an MBA from the New York Institute of Technology. In addition, Dr. Galloway is a National Association of Corporate Directors (NACD) certified board member and has obtained a Climate Leadership Certificate from Diligent. Dr. Galloway also holds a Certificate in Cybersecurity Oversight from NACD and a Cyber Risk and Strategy Certification from Diligent.

Key Qualifications

- Corporate governance
- Corporate risk management
- International megaproject delivery and execution

Board and Committee Attendance During 2023		
Board of Directors	5 of 6	83%
Corporate Governance and Compensation	5 of 5	100%
Sustainability and Safety	6 of 6	100%

Other Public Board Directorship	
Granite Construction Inc. (NYSE – GVA)	Nominating and Corporate Governance (chair); Compensation

Total Equity at Risk (Common Shares and Deferred Share Units)	
Value at Risk	$1,405,037

2024 Management Information Circular
March 15, 2024

17

Stantec Inc.

Gord Johnston is the current president & CEO of Stantec. He has over 35 years of private and public sector experience in the design and project management of infrastructure projects throughout North America and abroad. Mr. Johnston has held increasingly senior roles since joining Stantec in 1990, including serving as the Water business line leader, as executive vice president of the Infrastructure business operating unit, and as an active participant in Stantec’s acquisition sourcing and integration efforts. He earned Bachelor of Science and Master of Engineering degrees in civil engineering from the University of Alberta, and is a registered professional engineer, certified project management professional, and Envision Sustainability Professional. Gordon (Gord) A. Johnston President and CEO of Stantec Inc. Edmonton, Alberta, Canada Age: 58 Director since 2018 Non - Independent Director Key Qualifications • Engineering industry experience • Managing and leading growth • Strategic planning and execution Board and Committee Attendance During 2023 Board of Directors 6 of 6 100% Other Public Board Directorship — — Total Equity at Risk (Common Shares, PSUs and RSUs) Value at Risk $28,713,190 2024 Management Information Circular March 15, 2024 18 Stantec Inc.

Donald (Don) J. Lowry, ICD.D, F.ICD
Corporate Director

Edmonton, Alberta, Canada

Age: 72
Director since 2013
Independent Director

Don Lowry has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors. From January 1998 until March 2013, Mr. Lowry served as president & CEO of EPCOR Utilities Inc. For 12 years, Mr. Lowry served as chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. Following his retirement in April 2021, Capital Power Corporation honored Mr. Lowry with the title of Chair Emeritus in appreciation of his distinguished service. Mr. Lowry was also the chair of Canadian Oilsands Limited until February 2016, when the company was acquired. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine and, in January 2014, was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. Mr. Lowry holds a Bachelor of Commerce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He obtained his Institute of Corporate Directors designation (ICD.D) in January 2016 from the Rotman School of Business. In 2020, Mr. Lowry was recognized by the Institute of Corporate Directors as an "F.ICD Fellow", which is the highest honor a director can receive in Canada.

Key Qualifications

- Strategic growth, oversight and insight
- Corporate governance and executive compensation
- Capital markets and risk management

Board and Committee Attendance During 2023		
Board of Directors	6 of 6	100%
Audit and Risk	4 of 4	100%
Sustainability and Safety (chair)	6 of 6	100%

Other Public Board Directorship	
—	—

Total Equity at Risk (Common Shares and Deferred Share Units)	
Value at Risk	$8,422,988

2024 Management Information Circular
March 15, 2024

19

Stantec Inc.

Marie-Lucie Morin, P.C., C.M.
Corporate Director

Ottawa, Ontario, Canada

Age: 66
Director since 2016
Independent Director

Marie-Lucie Morin was Executive Director at the World Bank from 2010 to 2013. Previously Ms. Morin pursued a 30-year career in Federal Public Service. She was appointed National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet in 2008, having served as Deputy Minister for International Trade and Associate Deputy Minister of Foreign Affairs. Earlier in her career with the Department of Foreign Affairs and International Trade, Ms. Morin completed assignments in San Francisco, Jakarta, London, and Moscow. In 1997 she was appointed Ambassador to Norway with accreditation to Iceland. Ms. Morin served as advisor for the Canada Transport Act Review which tabled its report to Parliament in 2015. Ms. Morin was named Chevalier de la Légion d'honneur in 2012, was sworn into the Queen's Privy Council in 2015 and became a member of the Order of Canada in 2016. Ms. Morin presently serves on corporate and not-for-profit boards; she is a member of the National Security and Intelligence Review Agency (NSIRA).

Key Qualifications

- International business and government affairs
- Strategic planning and execution
- Corporate governance

Board and Committee Attendance During 2023		
Board of Directors	6 of 6	100%
Audit and Risk(1)	1 of 1	100%
Corporate Governance and Compensation (chair)	5 of 5	100%

Other Public Board Directorships	
Chorus Aviation Inc. (TSX – CHR)	Governance, Safety and Sustainability (chair); Human Resources and Compensation
Sun Life Financial Inc. (TSX, NYSE – SLF)	Management Resources; Risk

Total Equity at Risk (Common Shares and Deferred Share Units)	
Value at Risk	$3,455,613

(1) Because of the unexpected death of Mr. Richard Bradeen (a board member at the time), Ms. Morin served on the Audit and Risk Committee for the first quarter of 2023.

2024 Management Information Circular
March 15, 2024
20
Stantec Inc.

Celina J. Wang Doka
Corporate Director

Newport Beach, California, United States

Age: 63
Director since 2023
Independent Director

Celina Wang Doka is a retired audit partner of KPMG LLP. Throughout her 39 years with KPMG, she provided accounting and auditing services for a wide variety of public and private clients, specializing in the real estate, investment management, civil engineering, medical device, life sciences, pharmaceutical and title insurance industries. She led KPMG's Building, Construction and Real Estate practice in the firm's Orange County office, served on KPMG's Partnership Audit Committee, and co-led the Orange County Chapter of KPMG's Network of Women. Ms. Doka holds a Bachelor of Arts degree in Business Economics from the University of California, Los Angeles. She is currently the Immediate Past President of the Board of Directors of Human Options, a non-profit organization focused on ending the cycle of domestic violence, and formerly chaired the Advisory Board for the University of California at Irvine's Paul Merage School of Business, Program for Real Estate Management.

Key Qualifications

- Public accounting
- Financial expert
- Real estate management practice

Board and Committee Attendance During 2023[(1)]		
Board of Directors	5 of 5	100%
Audit and Risk	3 of 3	100%
Sustainability and Safety	5 of 5	100%

Other Public Board Directorship	
F&G Annuities & Life, Inc. (NYSE – FG)	Audit

Total Equity at Risk (Common Shares and Deferred Share Units)	
Value at Risk	$306,340

(1) Celina Wang Doka was appointed to the Board of Directors on March 1, 2023.

Additional Information about Directors

Information below pertains to director voting results at the 2023 Annual General Meeting and our directors' attendance in 2023.

Director Voting Results from Our 2023 Annual General Meeting

A summary of the voting results from our 2023 annual general meeting follows:

Director	Votes For	% For	Votes Against	% Against
Douglas Ammerman	78,579,717	94.87	4,252,705	5.13
Martin à Porta	82,534,613	99.64	297,809	0.36
Shelley Brown	82,596,858	99.72	235,564	0.28
Angeline Chen	82,571,204	99.68	261,218	0.32
Patricia Galloway	82,351,209	99.42	481,213	0.58
Bob Gomes	82,075,267	99.09	757,155	0.91
Gord Johnston	82,374,600	99.45	457,822	0.55
Don Lowry	82,329,096	99.39	503,326	0.61
Marie-Lucie Morin	82,091,105	99.11	741,317	0.89
Celina Wang Doka	82,514,697	99.62	317,725	0.38

2024 Management Information Circular
March 15, 2024
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Stantec Inc.

Director Attendances

The number and percentage of board and committee meetings each director attended in 2023 follows:

Director	Board Meetings Attended		Committee Meetings Attended		Total Meetings Attended	
Douglas Ammerman	6 of 6	100 %	15 of 15	100 %	21 of 21	100 %
Martin à Porta	6 of 6	100 %	11 of 11	100 %	17 of 17	100 %
Shelley Brown	6 of 6	100 %	4 of 4	100 %	10 of 10	100 %
Angeline Chen(1)	4 of 4	100 %	4 of 4	100 %	8 of 8	100 %
Patricia Galloway	5 of 6	83 %	11 of 11	100 %	16 of 17	94 %
Bob Gomes	6 of 6	100 %	6 of 6	100 %	12 of 12	100 %
Gord Johnston	6 of 6	100 %	—	— %	6 of 6	100 %
Don Lowry	6 of 6	100 %	10 of 10	100 %	16 of 16	100 %
Marie-Lucie Morin	6 of 6	100 %	6 of 6	100 %	12 of 12	100 %
Celina Wang Doka(2)	5 of 5	100 %	8 of 8	100 %	13 of 13	100 %

(1) Ms. Chen joined the board on May 11, 2023; therefore, Ms. Chen's attendance record reflects meetings held in the remainder of the year.

(2) Ms. Wang Doka joined the board on March 1, 2023; therefore, Ms. Wang Doka's attendance record reflects meetings held in the remainder of the year.

Director Independence

The board has determined that all director nominees, except Mr. Johnston, are independent within the meaning of applicable Canadian securities laws. Mr. Johnston, as president & CEO of Stantec, is not considered independent.

Director Nominee	Independent	Non-Independent	Reason for Non-Independence
Douglas Ammerman	☑		
Martin à Porta	☑		
Shelley Brown	☑		
Angeline Chen	☑		
Patricia Galloway	☑		
Gord Johnston		☑	President & CEO of the Company
Don Lowry	☑		
Marie-Lucie Morin	☑		
Celina Wang Doka	☑		

Overlapping Board Memberships

The table below indicates which directors serve on the same board and committees of another reporting issuer. Our view is that these interlocking directorships do not adversely impact the effectiveness of these directors on our board.

Company	Director	Interlocking Committee Memberships
F&G Annuities & Life, Inc. (NYSE – FG)	Douglas Ammerman Celina Wang Doka	Audit Committee (chair) Audit Committee (member)

2024 Management Information Circular
March 15, 2024
22
Stantec Inc.

2024 Management Information Circular March 15, 2024 23 Stantec Inc. Director Compensation Our directors play a central role in enhancing shareholder value. Because of this, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk - taking. Our philosophy is to align compensation with the median compensation of directors for our compensation peer companies (disclosed on page 51 of this Circular). The Corporate Governance and Compensation Committee of our board is responsible for reviewing and making recommendations to the board regarding board compensation matters. The committee regularly reviews our director compensation program and recommends to the board any adjustments it considers necessary and appropriate to remain competitive with director compensation trends for firms of similar size and complexity to Stantec. The design of our director compensation program remained the same in 2023 as in 2022. Our non - management directors' compensation is based on a fixed annual retainer with no additional "per meeting" fees, reflecting best practice in corporate governance. In the board's view, directors should be paid for their oversight and judgement, as required by the role, and meeting attendance is a minimum requirement of directors. The table below shows the annual retainers for the year ended December 31, 2023 for all non - management directors. Annual Retainer (CA$) (2) Annual Retainer (US$) Director Position (1) 472,395 350,000 Chair of the Board 298,284 221,000 Chair of the Audit and Risk Committee 294,235 218,000 Chair of the Corporate Governance and Compensation Committee 294,235 218,000 Chair of the Sustainability and Safety Committee 269,940 200,000 Director (1) Non - management directors who hold more than one position will receive the higher of the retainer amount corresponding to any of such positions such that no duplicative amount will be paid. (2) All directors are paid in US dollars. The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.3497. The disclosure below reflects our director compensation program for 2023. Gord Johnston, Stantec’s president & CEO, does not receive any additional compensation for his service as a director; his compensation is fully earned as president & CEO of Stantec. Components of Compensation By default, roughly one - third (or 32.5%) of our non - management director compensation is cash - based, while the remainder (67.5%) is equity - based. Directors may, however, elect to receive up to 100% of their compensation in equity - based compensation (thus redirecting their annual cash retainer to DSUs or purchasing common shares on the Toronto Stock Exchange). Directors who have not met their share ownership requirements must direct at least two - thirds of their annual compensation towards acquiring equity in the Company (in the form of DSUs or common shares). Directors who have met or exceeded their equity ownership requirements are permitted to reduce the weighting of their equity - based compensation to 30% (thus increasing the cash component of their pay).

Cash- vs. Equity-Based Compensation – Director Elections for 2023

A summary of the election made by each of our non-management directors with respect to the weighting of their cash- vs. equity-based compensation follows:

Director	Cash-based Compensation (% weighting)	Cash-based Compensation		Equity-based Compensation (% weighting)	Equity-based Compensation	
		(US$)	(CA$)[1]		(US$)	(CA$)[1]
Douglas Ammerman	0 %	—	—	100.0%	350,000	472,395
Martin à Porta	0 %	—	—	100.0%	200,000	269,940
Shelley Brown[2]	50.0%	100,000	134,970	50.0%	100,000	134,970
Angeline Chen[3]	11.0 %	16,250	21,933	89.0 %	133,750	180,522
Patricia Galloway	32.5%	65,000	87,730	67.5%	135,000	182,210
Bob Gomes	70.0%	140,000	188,958	30.0%	60,000	80,982
Don Lowry[2]	25.0%	50,000	67,485	75.0%	150,000	202,455
Marie-Lucie Morin[2]	40.0 %	80,000	107,976	60.0 %	120,000	161,964
Celina Wang Doka[4]	8.0 %	16,250	21,933	92.0 %	183,750	248,007

(1) All directors are paid in US dollars. The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.3497.

(2) Retainers for chairing committees of the board are paid fully in cash. As such, Ms. Brown, Ms. Morin, and Mr. Lowry received an additional US$21,000 (CA$28,344), US$18,000 (CA$24,295), and US$18,000 (CA$24,295), respectively, for chairing the Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability & Safety Committee. These values are reflected in the *Directors' Total Compensation for 2023* table (see page 27 of this Circular).

(3) Ms. Chen joined the board on May 11, 2023; therefore, her compensation was prorated for the year. Upon joining the board, Ms. Chen received the first quarterly installment of her director remuneration in the form of cash (32.5%) and equity (67.5%). Thereafter, she received her pay entirely (100%) in the form of equity (DSUs) in accordance with her annual election.

(4) Upon joining the board, Ms. Wang Doka received the first quarterly installment of her director remuneration in the form of cash (32.5%) and equity (67.5%). Thereafter, she received her pay entirely (100%) in the form of equity (DSUs) in accordance with her annual election.

Equity-Based Compensation

For the equity-based component of our director compensation, our non-management directors elect to receive either common shares (purchased on the Toronto Stock Exchange) or deferred share units (DSUs). In 2023, all of our non-management directors elected to receive their equity-based compensation in the form of DSUs.

Director DSU Plan

Each DSU has the same value as one of our common shares; however, DSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. DSUs vest on issuance and will be exercised and paid out in cash upon a director's death or retirement from Stantec. Each DSU will be valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director.

DSUs are granted on the first day of each quarter, and once granted, the number of DSUs is not adjusted, even if the director dies or retires in the quarter to which a grant of DSUs relates. The number held by directors and the number that directors are entitled to receive are appropriately adjusted for changes in our outstanding common shares that occur because of any stock split, consolidation, or other corporate change. DSUs have associated dividend equivalent rights and, therefore, accumulate additional units equal to the value of dividends paid on Stantec's common shares over the life of the units.

Other Compensation

Our directors are reimbursed for their reasonable out-of-pocket expenses to travel to meetings. They do not receive stock options or any other benefits or perquisites related to their service on our board. On retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director is the earned value of his or her DSUs.

2024 Management Information Circular
March 15, 2024
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Stantec Inc.

Director Equity Ownership

To align the interests of our directors with those of our shareholders, each non-management director is required to own a certain value in Stantec common shares or DSUs. In accordance with Stantec's Director Equity Ownership Policy, each non-management director is required to hold at least $750,000 in equity within five years of his or her appointment to the board. The chair of the board is required to hold at least $1,500,000 in equity.

Directors may not purchase financial instruments to hedge or offset a decrease in the market value of shares held for the purpose of Stantec's Director Equity Ownership Policy. As the president & CEO of Stantec, Gord Johnston is required to comply with the CEO Share Ownership Policy (disclosed on page 62 of this Circular).

The following table provides information about the number and value of common shares and DSUs owned by our non-management director nominees on December 31, 2023. The value of each Stantec common share is based on the closing price of $106.38 on December 31, 2023. The value of each DSU is $102.76 (the volume-weighted average trading price of Stantec shares for the last 10 trading days up to and including December 31, 2023).

Director[1]	Number of Stantec Shares Owned, Controlled, or Directed	Value of Stantec Shares Owned, Controlled, or Directed ($)	Total DSUs	Value of DSUs Held ($)	Total Value of Stantec Shares Owned, Controlled, or Directed, and DSUs (Total at Risk)($)	Meeting Requirement?
Douglas Ammerman	32,660	3,474,371	68,377	7,026,420	10,500,791	Yes
Martin à Porta	10,400	1,106,352	12,350	1,269,086	2,375,438	Yes
Shelley Brown	5,051	537,325	15,223	1,564,315	2,101,640	Yes
Angeline Chen	—	—	2,085	214,255	214,255	In Progress[2]
Patricia Galloway	—	—	13,673	1,405,037	1,405,037	Yes
Don Lowry	22,300	2,372,274	58,882	6,050,714	8,422,988	Yes
Marie-Lucie Morin	—	—	33,628	3,455,613	3,455,613	Yes
Celina Wang Doka	—	—	2,982	306,430	306,430	In Progress[3]

(1) As the president & CEO, Gord Johnston is required to comply with the CEO Share Ownership Requirement (see page 62 of this Circular).

(2) Ms. Chen, appointed to the board on May 11, 2023, has until May 11, 2028 to meet the equity ownership requirements of the Director Equity Ownership Policy.

(3) Ms. Wang Doka, appointed to the board on March 1, 2023, has until March 1, 2028 to meet the equity ownership requirements of the Director Equity Ownership Policy.

2024 Management Information Circular
March 15, 2024

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Stantec Inc.

Incentive Plan Awards—Value Vested or Earned during the Year

The following table summarizes the value of all share-based compensation earned by each non-management director during the fiscal year ended December 31, 2023.

Name	Option-Based Awards—Value Vested during the Year ($)	Share-Based Awards—Value Vested during the Year ($)[1]	Non-Equity Incentive Plan Compensation Value Earned during the Year ($)
Douglas Ammerman	—	521,734	—
Martin à Porta	—	277,807	—
Shelley Brown	—	145,786	—
Angeline Chen	—	180,884	—
Patricia Galloway	—	191,580	—
Bob Gomes	—	98,561	—
Don Lowry	—	246,099	—
Marie-Lucie Morin	—	186,627	—
Celina Wang Doka	—	248,831	—

(1) Represents the value of DSUs that have vested during the year. DSUs vest upon issuance but do not pay out until a director's death or retirement from the board. The value of DSUs is based on the grant date fair value of the share units. DSUs are paid quarterly. The amounts shown in this column include dividend equivalent rights earned during 2023 on each director's total DSU holdings.

Outstanding Share-Based Awards for Directors

Listed below are the total outstanding share-based awards held by each of our non-management directors as of December 31, 2023.

Director[1]	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Number of Shares or Units of Shares That Have Vested (#)[2]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)[3]
Douglas Ammerman	—	—	68,377	7,026,420
Martin à Porta	—	—	12,350	1,269,086
Shelley Brown	—	—	15,223	1,564,315
Angeline Chen	—	—	2,085	214,255
Patricia Galloway	—	—	13,673	1,405,037
Bob Gomes	—	—	23,712	2,436,645
Don Lowry	—	—	58,882	6,050,714
Marie-Lucie Morin	—	—	33,628	3,455,613
Celina Wang Doka	—	—	2,982	306,430

(1) Our non-management directors do not receive any form of option-based awards.

(2) Represents DSUs held by each director.

(3) The volume weighted average price of Stantec shares for the last 10 trading days of 2023 ($102.76) was used to calculate the aggregate value. The number of DSUs has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number.

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Directors' Total Compensation for 2023

The table below summarizes our non-management directors' compensation for the fiscal year ended December 31, 2023:

Director	Cash Fees Earned ($)[1]	Equity-based Awards ($)[2]	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)[3]	Total ($)
Douglas Ammerman	—	472,395	—	—	—	49,339	521,734
Martin à Porta	—	269,940	—	—	—	7,867	277,807
Shelley Brown	163,314	134,970	—	—	—	10,816	309,100
Angeline Chen	21,933	180,522	—	—	—	362	202,817
Patricia Galloway	87,730	182,210	—	—	—	9,370	279,310
Bob Gomes	188,958	80,982	—	—	—	17,579	287,519
Don Lowry	91,780	202,455	—	—	—	43,644	337,879
Marie-Lucie Morin	132,271	161,964	—	—	—	24,663	318,898
Celina Wang Doka	21,933	248,007	—	—	—	824	270,764

(1) Annual cash retainers are paid in US dollars. The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.3497.

(2) Directors' DSUs granted in the 2023 calendar year are valued using the fair value at the grant date for each of the four allotments issued in 2023.

(3) Represents the value of dividend equivalent rights earned on each director's total DSU holdings in 2023.

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2024 Management Information Circular March 15, 2024 28 Stantec Inc. Statement of Corporate Governance Practices One core value at Stantec is We Do What is Right. We embrace the highest standards of personal and professional integrity. Our ideals are those shared by all good companies — sound governance, transparent accounting, and long - term shareholder value. These high standards reflect not only the legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is provided below. The policies and position descriptions noted — including our Code of Business Conduct and our Corporate Governance Guidelines — are available on our website at stantec.com, or you may contact us for a free copy of the policies or guidelines. The Code of Business Conduct is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov. Ethical Business Conduct The board has adopted a comprehensive Code of Business Conduct (the “Code”) that provides a framework for our directors, officers, and employees to support ethical decision making and to protect the Company’s reputation and the integrity of its services. All Stantec employees must certify at least annually that they have read and understand the Code. The Corporate Governance and Compensation Committee reviews the Code at least annually to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval. The board believes that providing a forum for employees to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Code outlines procedures for reporting and investigating observations and concerns raised by Stantec employees. We closely monitor compliance with our Code. Officers, employees, stakeholders, and members of the public can report concerns regarding breaches of the Code through our Integrity Hotline, which is managed by an independent third party. Complaints can be submitted by telephone, online, or mail. All complaints are kept confidential, and requests for anonymity are respected to the extent possible. Copies of all complaints are reviewed by the chairs of the Audit and Risk Committee and the Sustainability and Safety Committee. A quarterly report, presented to both committees, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the Integrity Hotline. The board believes that having directors exercise independent judgment when considering transactions and agreements is vital. At any board meeting, if a director or executive officer has a material interest in a matter being considered, he or she will not be present for discussions relating to the matter and will not participate in any vote on the matter. Timely Communication Stantec is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality to us means that an event or information would reasonably be expected to have a significant effect on the price or value of Stantec’s shares. The Company will disclose both positive and negative information — in keeping with the rules of the TSX and NYSE and applicable securities laws — on a timely basis, except when confidentiality issues require a delay. The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information, to determine how and when to disclose it, and to ensure that all material disclosures comply with relevant securities legislation. The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO.

2024 Management Information Circular March 15, 2024 29 Stantec Inc. Differences between TSX and NYSE Rules As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet or, in some cases, exceed, legal and regulatory requirements. As a foreign private issuer under US securities laws, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with them in all material respects except those noted below. Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material amendments to them, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market (subject to a few limited exceptions). TSX rules require shareholder approval of security - based compensation arrangements only for arrangements that involve the delivery of newly issued securities. TSX rules require shareholder approval of security - based compensation plans when they are first introduced and thereafter as follows: • Every three years for all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or • At the time of and for any amendment to the arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX - specified types of amendments) Stock purchase plans — in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities — are not subject to the shareholder approval requirement under TSX rules; however, shareholder approval is required under NYSE rules. We comply with the TSX rules. Composition of Our Board Director nominees put forward for election to our board of directors are recommended based on their relevant expertise and experience, their ability to exercise thoughtful, independent judgment when serving as a board member, and their alignment with our adherence to best practices in good corporate governance. We assess these skills and qualities while considering the Company’s current affairs and needs. The following subsections describe how we reached our slate of qualified nominees for our 2024 board of directors. Independence of Directors Our Corporate Governance Guidelines mandate that our board have a majority of independent directors. Further, all members of the board’s Audit and Risk Committee and Corporate Governance and Compensation Committee must be independent. The Sustainability and Safety Committee may include both independent and non - independent directors. The board has determined that all director nominees, except Mr. Johnston, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could reasonably be expected to interfere with the exercise of their independent judgment. Mr. Johnston, as president & CEO, is not considered independent. The board’s policy states that the independent directors must meet without management and non - independent directors present following every regularly scheduled and ad - hoc board and board committee meeting. In 2023, the independent directors met without management following all meetings of the board and its committees.

2024 Management Information Circular March 15, 2024 30 Stantec Inc. Identifying Nominees to the Board The Corporate Governance and Compensation Committee is responsible for identifying and recommending any suitable director candidates to the board. As part of fulfilling this mandate, the committee maintains an evergreen list of potential suitable candidates. Current directors are regularly asked to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify them. The director evergreen list is reviewed and updated by the committee at least annually. The committee manages succession planning for each board member and for board and committee chairs. Succession plans are reviewed annually. When succession planning and maintaining the director evergreen list, the committee considers the following: • The competencies, diversity and skills of the board as a whole • The skills of current board members in tandem with their anticipated length of service left on the board • Any gaps in the competencies, diversity and skills of the current board that need to be addressed • Whether any additional skills are required that could be beneficial, considering the opportunities and risks our Company faces Candidates are screened to ensure they are financially literate; can be accountable, think strategically, and work effectively in a team; and have integrity, excellent communication skills, and relevant experience. The successful candidate must be able to attend all board meetings and come prepared to make an informed, productive contribution. Inclusion, Diversity, & Equity At Stantec, our commitment to inclusion, diversity, & equity (IDE) at all levels of the Company is critical to our success because it allows us to attract, develop, and retain top talent while making a meaningful impact in the communities we serve. Stantec’s IDE program was developed based on leadership advocacy, employee input, and industry best practices. Our IDE initiatives create opportunities, connect our communities, address unconscious bias, champion organizational change, and hold people and project teams accountable for shaping a culture of inclusion, innovation, and equal opportunity. By focusing on inclusion first, Stantec has created a culture to retain a more diverse talent base because long - term improvements in diversity are possible only when diverse and underrepresented employees feel included and have a sense of belonging. Stantec strives to create a work environment where people are treated fairly and respectfully by bringing an equity lens. The board recognizes the benefits of promoting diversity and has a formal written Diversity Policy in place. This policy confirms our commitment to creating opportunities for diverse candidates for appointment to the board and senior management roles. The board believes that diversity is important because it produces a range of perspectives, experience, and expertise that results in effective stewardship. Further, a board promotes better corporate governance when it has highly qualified directors and senior managers who come from diverse backgrounds and who reflect the changing demographics of our communities and our Company’s evolving client and employee base. Greater representation of women, indigenous peoples, persons with disabilities, and members of visible minorities (each a "Designated Group") on the board and in senior management is important to the Company’s IDE aspirations, but the board does not believe that quotas or a set formulaic approach results in identifying and selecting the best candidates. While the Company has not established fixed targets for the representation of Designated Groups on the board or in senior management, we are committed to tracking and enhancing inclusion and diversity metrics in the organization.

2024 Management Information Circular March 15, 2024 31 Stantec Inc. To support the Company’s diversity objectives when identifying, considering, and selecting candidates for election or re - election to the board and for senior management roles, the Corporate Governance and Compensation Committee considers the following : • Diversity — including gender, age, ethnicity, disability, indigenous status, and geographical background — of the existing directors of the board, senior management, and potential nominees. • The level of representation of Designated Groups on the board and in senior management positions. When sourcing candidates — internally or externally using a recruitment firm — the committee ensures that the candidates considered include members from one or more Designated Groups. In 2024, five of nine (55%) of our board nominees are women. Two nominees, Angeline Chen and Celina Wang Doka, are members of a visible minority (representing 22% of our board). No nominees are indigenous peoples or persons with disabilities (as defined under applicable Canadian corporate law). Three of seven (43%) of our C - Suite are women and two of seven (29%) are members of a visible minority. None are indigenous peoples or persons with disabilities. In 2023, two of the Company’s five Named Executive Officers (NEOs) are women: Theresa Jang, a woman and visible minority, is Stantec’s Chief Financial Officer, and Catherine Schefer is Stantec’s COO (Global). The Company’s broader executive team is also increasingly diverse. Susan Walter acts as executive vice president (Infrastructure), Susan Reisbord as executive vice president (Environmental Services), and Asifa Samji, a woman and visible minority, is our Executive Vice President and Chief People & Inclusion Officer. At an operational level, Stantec is committed to shaping a culture of opportunity where everyone can bring their whole selves to work in an environment that is welcoming, accepting, safe, and supporting. The program is led by a dedicated IDE team who directly report to our Chief People & Inclusion Officer. Our company - wide IDE Council is sponsored by our Chief Executive Officer and chaired by the Chief People & Inclusion Officer. It provides strategic direction to councils in each of our major geographies who implement our strategy in their offices, business lines, and regions. These councils report their progress directly to our Chief People & Inclusion Officer, who, in turn, reports progress to our full C - Suite and the board. Stantec provides unconscious bias training to address unintended barriers to inclusion within our organization and actively encourages employee resource groups (ERGs) — groups of colleagues who share a common diversity affinity or background — to build awareness and appreciation for the various dimensions of diversity found among Stantec employees as well as opportunities for collaboration, education, and networking. Everyone at Stantec is welcome to join any of our ERGs, they are open to all employees. For more information about Stantec’s IDE Program, we invite you to read the Company’s comprehensive Sustainability Report and our Inclusion, Diversity, and Equity Management Approach, available at stantec.com/ sustainability.

Director Competencies Matrix To assist in the board nomination process, the Corporate Governance and Compensation Committee maintains an up - to - date matrix of competencies. Annually, each director assesses his or her own expertise in the competencies listed in the matrix and advises the committee of any additional areas of expertise. This matrix is also used to evaluate potential board candidates and is reviewed annually by the committee. The following competency matrix outlines our director nominees’ current and relevant expertise, plus their location, gender, age range, and tenure on Stantec’s board of directors. 2024 Management Information Circular March 15, 2024 32 Stantec Inc.

2024 Management Information Circular March 15, 2024 33 Stantec Inc. Board of Directors Information Role and Duties of the Board of Directors Mandate of the Board Stantec’s Corporate Governance Guidelines contain principles pursuant to which the board governs the Company’s business. The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day - to - day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions. The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the appropriate ethical standards and proper business practices expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act , other applicable legislation, and our articles and by - laws. Position Descriptions The board has developed written position descriptions for the CEO, and chairs of the board, Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability and Safety Committee. Position descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required. They can be found in our Corporate Governance Guidelines on our website at stantec.com. Independent Chairs Our board is led by a non - executive, independent chair. The chair provides leadership and enhances our board’s effectiveness by ensuring relationships between the board, management, shareholders, and other stakeholders are effective, efficient, and further the best interests of the Company. We believe that separating the positions of CEO and chair helps the board function independently of management. Our Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability and Safety Committee chairs are also independent. Oversight of Strategic Planning The board has ultimate oversight of strategic planning at Stantec. Stantec’s strategic planning process consists of three - year cycles between comprehensive strategic review years and interim implementation and execution years. In a comprehensive planning year, the long - range (three - year) plan is developed. In interim years, the planning cycle focuses on implementation and execution of the long - range plan. 2023 was a comprehensive planning year. Throughout the year, management and the board met to develop key financial, operational, and cultural targets to steer Stantec's future performance. This process culminated in the successful launch of Stantec’s new Strategic Plan 2024 - 26 – ‘Purpose - driven growth’ – on December 5, 2023. With a strong foundation in place, the strategic planning process for 2024 will focus on implementation of the new Strategic Plan and will build upon the latest global trends, market dynamics, and competitor moves to give the best understanding of Stantec's business environment and any resulting actions needed. In this way, the Strategic Plan is kept live and current throughout the year by continually tracking market and performance trends and regularly reviewing the effectiveness of progress in implementation. Strategic planning updates are reported to the board on a quarterly basis. Enterprise Risk Management The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day - to - day risk management activities, this committee provides strategic direction and ensures that the Company has an appropriate enterprise risk management system that allows management to bring the Company’s risks to the board’s attention.

2024 Management Information Circular March 15, 2024 34 Stantec Inc. The Audit and Risk Committee oversees the development and evolution of: • Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent in the Company’s business and strategic direction • Systems, policies, and practices appropriate to address our principal risks • The Company’s risk appetite, risk tolerance, and risk retention philosophy The Company strategically manages risk through its Enterprise Risk Management program, which is based on the ISO 31000:2018 Risk Management Standard, and consists of a formal, continual process to identify, analyze, evaluate, respond, monitor, and report enterprise - level risks. Our risk profile is reviewed quarterly by key members of our Executive Leadership Team and the Audit and Risk Committee, and a comprehensive risk report is presented to the board annually. Quarterly reports outlining changes in principal risks, mitigation strategies, and any emerging risks are provided to the Audit and Risk Committee. The Audit and Risk Committee also completes a formal risk assessment for: • Each proposed acquisition within Stantec’s core markets with an enterprise value in excess of $150 million, or outside of core markets with an enterprise value in excess of $100 million • Any acquisition, regardless of enterprise value, with atypical risks compared to the Company’s current service and business model In addition to the Audit and Risk Committee, two other board committees have roles in risk management: • The Sustainability and Safety Committee focuses on health, safety, and environmental risks, as well as climate - related risks and the transition to a sustainable, net - zero economy. • The Corporate Governance and Compensation Committee ensures that management maintains policies to support an effective compliance, integrity, and ethics program. It also oversees Stantec’s executive compensation program to ensure that our payment structure encourages profitable decisions, but not undue risk taking. Executive Leadership Succession Planning The Corporate Governance and Compensation Committee oversees executive leadership succession planning, particularly for the CEO. Succession planning for the remaining members of the Executive Leadership Team is primarily a CEO function. As mandated by the board, the Corporate Governance and Compensation Committee oversees the CEO’s succession planning strategy for executive management. Each quarter, the CEO submits to the committee a report about critical and long - term succession planning measures for the CEO and other key leadership positions at Stantec. At every in - person meeting, the board hears presentations from and meets with key employees who are potential successor candidates for executive positions. After each meeting, the committee and board meet in - camera without the CEO present to discuss and evaluate the CEO and executive leadership succession plans.

2024 Management Information Circular March 15, 2024 35 Stantec Inc. Serving on Our Board Orientation The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors; the committee reviews the program when each new director is appointed. New board members receive a comprehensive orientation manual that includes the following: • Corporate by - laws and all board - approved Company policies, including our Code of Business Conduct and Insider Trading Prohibition Policy • Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities • Terms of Reference for each board committee • Biographies of all board members and members of management — including senior management team members — who regularly interact with the board • Copies of the previous year’s meeting minutes, committee work plans, annual materials, and Strategic Plan • An overview of the Company’s services and business model • Other materials that the Corporate Governance and Compensation Committee deems appropriate Before their first board meeting, new board members meet with the following members of management for a comprehensive orientation session: • The CEO, CFO, corporate secretary and general counsel, and associate general counsel to learn about our business and Strategic Plan, acquisition program, and risk management strategies, as well as their legal duties and obligations as directors of Stantec • The chair of the board and, when appropriate, other directors before their first board meeting to learn about their role on the board and to ask questions about what is expected of board members at Stantec Continuing Education The Corporate Governance and Compensation Committee ensures that an appropriate and robust continuing education program is in place for directors of the board. This program gives directors timely access to information about our business and the risks facing the Company and our industry. The committee discusses the continuing education program quarterly and focuses on prevailing topics of interest influenced by management, industry, and global dynamics. Topics that are most important to Stantec are then presented on. Management supports the continuing education program by providing directors with updates on developments in the geographic areas where the Company is active, with communications from the CEO to employees, and with any other information that management considers to be of interest to the board. Twice a year, board meetings are held at offices where the Company has a substantial business presence so that the board can interact with regional project managers and local leaders. Directors are encouraged to attend seminars, conferences, and other continuing education programs to help them stay current on relevant issues such as corporate governance, corporate ethics, and financial and accounting practices. The Company has a director education reimbursement policy in place, and Stantec supports outside director education that is relevant to a director’s continued service on our board.

As part of the continuing education program, directors receive at each meeting a quarterly legal and regulatory update that summarizes materials published by major proxy advisory firms and legal and accounting firms, plus other periodicals that are likely to be of interest. Additionally, board members receive various presentations from management and external experts, and the CEO and other members of management routinely inform the board about strategic changes in our industry. Topics presented in 2023 included the following:

Presentation	Presenter(s)	Attendance
Investment Banking, A/E/C Industry Perspective	Aimee Mungovan, Managing Director of Investment Banking, Goldman Sachs	Full Board
Stantec's Water Business	Ryan Roberts, Executive Vice President, Water	Full Board
Lucas Museum of Narrative Art Project (Site Visit)	Michael Siegel, Architect	Full Board
Finding the Flow: Diverse Perspectives Transform Design Process	Grant Ginn, Senior Principal, Environmental Services	Full Board
Planning a Smart City or Infrastructure? Don't Start with Technology	Dr. Rick Huijbregts, Global Lead, Smart Cities	Full Board
Thames Water Project Overview (Site Visit)	Cath Schefer, Chief Operating Officer, Global	Full Board
Insurance Overview	EJ Hentenaar, CEO Lockton Europe	Full Board
UK Economy	Jeremy Stretch, Chief International Strategist, CIBC Capital Markets	Full Board
UK Water Apprentice Program and High Value Centers	Emily Rousseau, Regional Leader Katherine Cannings, Learning and Development Business Partner Scott Jackson, Regional Director, UK Water Tim Williams, Strategic Growth and Business Development Director Liz Chapman, Consulting Engineering Director	Full Board

Assessments

The Corporate Governance and Compensation Committee manages a detailed annual assessment of each director's performance, the contributions of the board committees, and the board's effectiveness as a whole. The purposes of the assessment are to improve the performance of the board as a whole and of individual board members, to provide an opportunity for board members to give feedback, and to identify areas where the board could have contributed more. Traditionally, the annual assessment is conducted through a detailed confidential survey developed by the Corporate Governance and Compensation Committee and sent to all board members. Board members are asked to comment on the board's performance as a whole and of individual members (thus a peer review is performed for each individual director).

The general counsel receives completed board surveys in mid-October, then prepares a summary report. Responses are kept confidential to allow directors to be candid when completing them. The survey results and the committee's report and recommendations are presented to and discussed by the board at its November meeting. Board members can identify any concerns during the meeting or confidentially with the chair of the board or the Corporate Governance and Compensation Committee. Completing the detailed and robust assessment of the board and each director in November allows the committee to evaluate who it should recommend to stand for election the following spring.

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2024 Management Information Circular March 15, 2024 37 Stantec Inc. In 2023, the committee engaged a third - party consultant to conduct the Company’s annual board assessment. The committee considered the launch of Stantec’s new Strategic Plan and viewed the timing of the assessment by an external party to be appropriate for reflection on the board's effectiveness, performance, and opportunities for improvement. The consultant conducted separate interviews with each board member, including the president & CEO. Following the assessment, the consultant provided a detailed report which described the assessment methodology and discussed key findings arising from interviews. The board discussed the consultant's report at its November board meeting. The report demonstrated that the Company's directors, committees, and the board, as a whole, are operating effectively and fulfilling their roles and mandates in a prudent and productive manner. Overboarding Annually, the Corporate Governance and Compensation Committee assesses our board for any overboarding concerns. When reviewing the number of other public company boards our directors serve on, the Corporate Governance and Compensation Committee follows guidelines published by major proxy advisory firms and the New York Stock Exchange. The Corporate Governance and Compensation Committee considers any director who serves on more than five public company boards to be overboarded. As for members of the Audit and Risk Committee, three audit committee memberships is considered to be a reasonable limit. The board will consider four memberships for Audit and Risk Committee members with demonstrable financial expertise. Exceptions to this limit are considered by the Corporate Governance and Compensation Committee on a case - by - case basis and depend on a director’s attendance record, performance, expertise, and contributions to the board. A director who is an active executive - level employee of another company is expected to serve on no more than two public company boards (including Stantec’s). As noted in his director profile, Mr. Ammerman serves on four public company boards outside of Stantec: Fidelity National Financial, Inc. (NYSE: FNF), Dun & Bradstreet Holdings, Inc. (NYSE: DNB), F&G Annuities & Life, Inc. (NYSE: FG), and Cannae Holdings, Inc. (NYSE: CNNE). FNF, DNB, FG and CNNE are all related boards that involve a substantial degree of overlap and oversight by Mr. Ammerman and William P. Foley II (“Bill Foley”). Bill Foley - led management teams leverage their operational expertise, long - term relationships and industry connections and capital sourcing capabilities in a manner that gains efficiencies. Of note: • FG is a subsidiary of FNF and a “controlled company” within the meaning of NYSE rules. FNF owns approximately 85% of FG’s common stock (as at February 28, 2024) and, as a result, retains significant rights with respect to FG’s governance and corporate actions. • CNNE is a split - off of FNF. On November 17, 2017, FNF split - off and contributed a portfolio of companies unrelated to FNF’s primary insurance and real estate operations, which included majority and minority equity interests in a number of entities and certain fixed income investments. • DNB is one of the investments that was split - off and contributed by FNF to CNNE. CNNE owns approximately 18% of DNB (as at February 28, 2024). Together with an investor consortium led by Bill Foley, CNNE has the ability to exercise significant voting influence over fundamental corporate matters and transactions involving DNB. Mr. Ammerman’s service on these boards involves synergies that reduce potential overboarding concerns. Furthermore, Mr. Ammerman is an audit committee financial expert (as such term is defined in the rules and regulations of the U.S. Securities Exchange Commission) and thus brings strong financial acumen to the boards and committees on which he serves.

2024 Management Information Circular March 15, 2024 38 Stantec Inc. Age and Term Limits The Company has a term limit for its directors. Directors will generally not stand for re - election once they have reached 15 years of service on the board. The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, reviews each director’s continuation on the board once a year, and each director is given the opportunity to confirm his or her desire to continue as a board member. Because of our term limit, Mr. Gomes is not standing for re - election this year. Although the board has not adopted a formal policy regarding a mandatory retirement age for directors, it believes that once a director reaches age 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board. With the view to ensuring Stantec maintains an appropriate balance of experience with new perspective on the board, and having reviewed the contributions that Mr. Ammerman and Mr. Lowry continue to make to the board, the Corporate Governance and Compensation Committee and the board reviewed their continued service on the board and concluded that such service is in the best interests of the Company. Mr. Ammerman and Mr. Lowry's leadership and experience on the board brings valuable insight that balances well with the fresh perspectives provided by our relatively new board members. Board Succession Planning The Corporate Governance and Compensation Committee maintains a succession planning framework and critical and long - term succession plans for the chairs of the board and committees. Annually, each director is asked to confirm his or her intention to stand for re - election in the coming year and in the next three to five years so that the committee can plan for anticipated vacancies and manage turnover risk.

Committee Reports Audit and Risk Committee Mandate The Audit and Risk Committee’s mandate is to • Oversee the quality, integrity, and timeliness of Stantec’s financial reporting • Satisfy itself that adequate internal controls exist, including internal control over financial reporting and disclosure controls and procedures • Monitor and review risk management systems, including review and oversight of cybersecurity • Oversee the internal audit function and compliance with legal and regulatory requirements • Review and assess the qualifications, independence, and performance of Stantec’s external auditor Membership and Experience of Committee Members Audit and Risk Committee members are Shelley Brown (chair), Angeline Chen, Don Lowry, and Celina Wang Doka. Douglas Ammerman attends all meetings as a non - voting, independent ex - officio member. Ms. Chen serves on the Corporate Governance and Compensation Committee, and Mr. Lowry chairs the Sustainability and Safety Committee. Ms. Wang Doka serves on the Sustainability and Safety Committee. The board believes that having overlapping committee memberships provides the Audit and Risk Committee with the breadth and transparency to appropriately oversee Stantec’s risk management program. A description of each committee member’s education and experience — relevant to the committee’s audit and risk responsibilities — follows. Shelley Brown (Chair) During a distinguished 40 - year career in accounting, Ms. Brown was an audit partner in two of the world’s largest professional services firms with a client base comprised of large public companies. Ms. Brown is a Chartered Professional Accountant and has more than 30 years of board experience serving on not - for - profit, association, and for - profit corporate boards, including Inter Pipeline Ltd., Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. Angeline Chen Ms. Chen has nearly 30 years of corporate business experience across multiple industries including aerospace and defense, manufacturing, and industrials. She served as Of Counsel at a major U.S. law firm where she advised clients on matters relating to U.S. national security, cyber, risk management, governance, regulatory compliance, and mergers and acquisitions. Throughout her professional career, she has been responsible for departmental and project budgets and planning, as well as reviewing financial statements and reports. She holds undergraduate and law degrees from Villanova University, an LL.M. in international and comparative law from Georgetown University Law Center, and an MBA from the University of Maryland. She is currently pursuing a Master of Science degree in Cybersecurity at Brown University. Ms. Chen's legal expertise and extensive experience in regulatory compliance, risk management, and cybersecurity matters bring a valuable skill set to the operation of the Audit and Risk Committee. Don Lowry Mr. Lowry — past president & CEO of EPCOR Utilities Inc., and past chair of Canadian Oilsands Limited and Capital Power Corporation — has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors, making him a valuable asset to the committee. Mr. Lowry holds a Bachelor of Commerce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He is a fellow of the Institute of Corporate Directors, which is the highest distinction for corporate directors in Canada, further signifying his sound commitment to leadership in the boardroom. 2024 Management Information Circular March 15, 2024 39 Stantec Inc.

Celina Wang Doka Ms. Wang Doka recently retired as an audit partner of KPMG. Throughout her 39 - year career with KPMG, she provided accounting and auditing services for a wide variety of public and private clients, with extensive experience serving land developers, homebuilders, engineering and construction firms, title insurance, and investment management companies. She served on the Partnership Audit Committee for the U.S. firm of KPMG LLP and chaired the board of directors of Human Options, a California non - profit organization focused on ending the cycle of domestic violence. Ms. Wang Doka currently serves on the audit committee of F&G Annuities & Life, Inc. A Certified Public Accountant and graduate of the University of California at Los Angeles, Ms. Wang Doka brings knowledge and expertise relating to technical accounting and financial reporting matters to the Audit and Risk Committee. Independence of Committee Members Each member of the Audit and Risk Committee is considered “independent” and “financially literate” (as defined under applicable Canadian and US securities laws and exchange rules) . Shelley Brown, Don Lowry, and Celina Wang Doka are “audit committee financial experts” (as defined under the U . S . Securities and Exchange Commission rules) . Key Activities for 2023 The Audit and Risk Committee met four times in 2023. In accordance with its internal work plan and Terms of Reference, the committee provided guidance and oversight on the following: • Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting and finance based legal and regulatory requirements • External auditor’s qualifications, independence, performance, and reports, including conducting a comprehensive review under the professional guidelines for such reviews • Internal audit function and processes, including ongoing engagement with the chief audit executive • Compliance with the Company’s business ethics and integrity policies, including reviewing quarterly reports from the Company’s risk and integrity management teams ensuring, among other things, there are no material related - party transactions or breaches of the Company’s Code of Business Conduct • Risk identification, evaluation, mitigation, and reporting processes of management for the Company’s principal risks • Systems for identifying and mitigating the Company’s fraud risk Auditor Oversight Preapproval Policies and Procedures The Audit and Risk Committee must preapprove audit and non - audit services performed by our independent auditor to ensure that providing those services does not impair the auditor’s independence. Unless a type of service to be provided has received general preapproval, it requires specific preapproval by the committee. Any proposed services exceeding preapproved costs also require specific preapproval by the committee. Related Party Transactions The Audit and Risk Committee oversees the Company’s risk management program, inclusive of its business ethics and integrity policies. Among other things, the committee provides oversight of the Company’s comprehensive Code of Business Conduct. Under that policy, directors, officers and employees of Stantec have a duty to be free from the influence of any conflicting interest when representing Stantec. In dealings with current or potential clients, subconsultants, suppliers, contractors, and competitors, directors, officers and employees are required to act in the best interests of Stantec to the exclusion of any personal advantage. In the event a material related party transaction was identified, management would advise the chair of the Audit and Risk Committee and the related party would be recused from all discussions and negotiations pertaining to the transaction. If the transaction was approved, Stantec would publicly disclose details of the transaction as required by applicable law and regulation. There were no material related party transactions in 2023. 2024 Management Information Circular March 15, 2024 40 Stantec Inc.

Additional Information More information about the Audit and Risk Committee, its members, and the Terms of Reference can be found in our Annual Information Form dated February 28, 2024, which is filed on our website at stantec.com, on SEDAR+ at sedarplus.ca, and as an exhibit to our Form 40 - F on EDGAR at sec.gov. You can also contact us for a free copy of the Terms of Reference. Corporate Governance and Compensation Committee Mandate The Corporate Governance and Compensation Committee’s mandate is to • Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company • Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and individual directors • Review compensation levels of leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the positions of CEO and other key executives Membership and Experience of Committee Members The Corporate Governance and Compensation Committee members are Marie - Lucie Morin (chair), Martin à Porta, Angeline Chen, and Patricia Galloway. Douglas Ammerman attends all committee meetings as a non - voting, independent ex - officio member. Angeline Chen serves as a member of the Audit and Risk Committee, and Martin à Porta and Patricia Galloway serve on the Sustainability and Safety Committee. The board believes that having representation from all committees ensures that the Corporate Governance and Compensation Committee has the skills and experience to appropriately oversee and manage Stantec’s governance and compensation practices. A description of each committee member’s experience — relevant to the committee’s corporate governance and executive compensation responsibilities — follows: Marie - Lucie Morin (Chair) During her distinguished career in the public sector, Ms. Morin held several senior positions, including executive director for Canada, Ireland and the Caribbean at the World Bank; National Security Advisor; and Associate Secretary to the Cabinet. All required a detailed understanding of governance and compensation - related matters. She has extensive policy, management, governance and communications experience, and has served on many boards and advisory committees. Ms. Morin currently serves on the management resources committee of Sun Life Financial Inc. and chairs the governance, safety, and sustainability committee of Chorus Aviation Inc. Martin à Porta Mr. à Porta is an experienced executive with over 25 years of experience working in and supporting professional services and industrial companies. His industry experience and market insight bring an important perspective to the committee. He chairs the remuneration committee of UPM Biofore, a publicly traded forest - based bioindustry company, and has an extensive understanding of governance systems and executive compensation practices. Angeline Chen With nearly 30 years of corporate business experience spanning multiple industries including aerospace and defense, manufacturing, and industrials, Ms. Chen has participated in many discussions, deliberations, and determinations pertaining to the design of executive compensation programs. Her exposure to governance - related policies, procedures, and practices as both an attorney and corporate secretary provides a breadth of understanding that is helpful to the committee. As a past director of private companies (including subsidiaries of larger publicly traded companies) and a member of senior management, Ms. Chen has provided key input into corporate governance and compensation decision making from multiple depths and perspectives, making her a well - rounded contributor to the committee. 2024 Management Information Circular March 15, 2024 41 Stantec Inc.

Patricia Galloway Having served in several senior executive and governance roles, Dr. Galloway brings to the committee over 40 years of experience in corporate risk management, international business growth and corporate governance. She chairs the nominating and corporate governance committee for Granite Construction, Inc., and has strong familiarity with governance principles. As a Leadership Fellow of the National Association of Corporate Directors, she routinely follows industry trends and best practices in executive compensation programs. Dr. Galloway’s diverse background and expertise brings substantial value to the committee’s operation. Independence of Committee Members The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws). Key Activities for 2023 The Corporate Governance and Compensation Committee met five times in 2023. In accordance with its internal work plan and Terms of Reference, the committee executed the following key projects during the year: • Recruited and onboarded two new directors, Celina Wang Doka and Angeline Chen, as part of succession planning for the board • Conducted a thorough benchmarking analysis of Stantec’s executive compensation levels, and provided oversight and direction on executive compensation matters • Reviewed the Company's inclusion, diversity and equity programs with Stantec's Chief People & Inclusion Officer • Evaluated the Company's executive compensation program, ensuring a strong linkage to ESG performance within the Company's short - term incentive program • Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices, including adoption of an SEC - compliant Executive Compensation Clawback Policy • Facilitated a comprehensive board, committee, and individual director assessment through an independent third - party consultant, and actioned the recommendations arising therefrom The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy. 2024 Management Information Circular March 15, 2024 42 Stantec Inc.

Sustainability and Safety Committee Mandate The Sustainability and Safety Committee’s mandate is to • Oversee Stantec’s framework for managing health, safety, security, and environment risks • Review the Company’s emergency preparedness for response to major safety or security incidents • Oversee the Company’s sustainability program • Monitor and review non - financial risks from the Company’s integrity management program Membership and Experience of Committee Members The Sustainability and Safety Committee members are Don Lowry (chair), Martin à Porta, Patricia Galloway, Bob Gomes, and Celina Wang Doka. Douglas Ammerman attends all meetings as a non - voting, independent ex - officio member. Don Lowry and Celina Wang Doka serve as members of the Audit and Risk Committee, and Martin à Porta and Patricia Galloway serve on the Corporate Governance and Compensation Committee. The board believes that having representation from all committees ensures that the Sustainability and Safety Committee has the expertise and perspective to provide appropriate oversight to Stantec's sustainability program and the Company's framework to manage health, safety, security, and environment risks. A description of each committee member’s education and experience — relevant to the committee’s responsibilities — follows: Don Lowry (Chair) Mr. Lowry has extensive knowledge and expertise relating to health and safety programs and development, innovation, and sustainability in the utilities, telecommunications, and power generation sectors. Mr. Lowry’s leadership experience and clarity of purpose and direction across multiple business sectors provides the committee with valuable insight and perspectives that contribute to the committee’s operation. Martin à Porta As former president and CEO of Pöyry PLC and, prior thereto, CEO of Siemens Building Technologies Division Europe, Mr. à Porta possesses a strong understanding of what supports sustainable value. He is routinely called upon to provide seminars to top Universities across the world, including Harvard, MIT and the Hult International Business School. His keynote speeches have included, among other topics, the future of the bio - economy, carbon clash, and investments in renewable energy in Africa. He is the former SVP of Fire Safety Solutions for Siemens, and thus possesses extensive familiarity with health and safety programs. Mr. à Porta’s hands - on experience and robust understanding of sustainability and safety issues makes him a key contributor to the committee. Patricia Galloway Specializing in megaproject construction in the energy and infrastructure industries, Dr. Galloway possesses a wealth of knowledge and expertise pertaining to health, safety, security and environment risks. She has worked on major energy matters including renewables (wind, solar, hydro and geothermal) and has substantial experience working with clients in both the public and private sectors. Among her many achievements, she has completed the Diligent Climate Leadership Certification (presented by the Diligent Institute) and is a business mentor for many female professionals in the A/E/C industry having served as the first woman president of the American Society of Civil Engineers. She served six years on the National Science Board and oversaw many of the United States’ leading science and engineering research projects. Dr. Galloway’s knowledge and experience makes her a tremendous asset to the committee. Robert Gomes Mr. Gomes has over 40 years of relevant industry experience in operational and management roles. While serving as president & CEO of Stantec until his retirement on December 31, 2017, he oversaw Stantec’s Sustainability program. Under his leadership, Stantec developed a health, safety, security, and environment framework, which equipped Stantec for international expansion and growth into a top 10 global design firm. Mr. Gomes’s industry knowledge and experience managing, mitigating, and responding to health - and safety - related risks and incidents makes him a valued contributor to the committee. 2024 Management Information Circular March 15, 2024 43 Stantec Inc.

Celina Wang Doka Ms. Wang Doka brings diversity and broad perspective to the committee having served as an audit partner with KPMG LLP. Her practice included serving land developers, homebuilders, engineering and construction firms, title insurance and investment management companies. She was instrumental in establishing the Orange County chapter of KPMG's Network of Women, gathering valuable insight into inclusion, diversity and equity matters impacting the professional services industry as the chapter's co - leader. Ms. Wang Doka's leadership experience, coupled with her knowledge and familiarity of regulatory reporting regimes, makes her a key contributor to the committee. Independence of Committee Members The board has determined that each member of the Sustainability and Safety Committee is “independent” (as defined under applicable Canadian and US securities laws) Key Activities for 2023 The Sustainability and Safety Committee met six times in 2023. In accordance with its internal work plan and Terms of Reference, the committee completed the following: • Provided leadership and stewardship to the Company’s safety incident reviews • Reviewed the Company’s workplace safety framework with the Company’s Senior Vice President, Health, Safety, Security & Environment • Completed a safety and sustainability competitive scan in relation to Stantec's broader industry; provided insight and perspective into strategic planning process • Monitored and reviewed the Company's progress towards meeting its carbon neutrality pledge and operational net zero commitment • Facilitated site visits at Stantec projects where sustainable design practices are put in action (the Lucas Museum of Narrative Art and Thames Wastewater Treatment Plant) • Provided oversight, input and perspective in relation to the Company’s annual Sustainability Report • Reviewed the legislative and regulatory context of health, safety, security, environment, and sustainability matters • Reviewed the Company's inclusion, diversity & equity (IDE) performance as it relates to employee retention and executive compensation • Provided oversight of the Company's revenue generation relative to the UN Sustainable Development Goals • Reviewed the Company’s insurance program and its adequacy relative to health, safety, security and environment risks The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy. 2024 Management Information Circular March 15, 2024 44 Stantec Inc.

2024 Management Information Circular March 15, 2024 45 Stantec Inc. Sustainability Stantec’s Sustainability Program is built on the premise that positive economic results are enabled when we effectively manage our environmental, social, and governance (ESG) concerns across our value chain. We are a United Nations (UN) Global Compact participant, actively support the UN Sustainable Development Goals (SDGs), and are a signatory to the UN Women’s Empowerment Principles. Our annually published Sustainability Report is compliant with GRI (Global Reporting Initiative), SASB (Sustainability Accounting Standards Board) and TCFD (Task Force on Climate - related Financial Disclosures) reporting standards and we annually disclose climate information to CDP (formerly, the Carbon Disclosure Project). Sustainability is an integral part of Stantec’s corporate culture. The tone is set at the top with our CEO being one of the few leaders in our industry to be Envision certified (a certification program for sustainable infrastructure). Our Executive ESG Committee is chaired by our CFO and includes active participation by our COO Global, Chief Project and Practice Officer, Chief People & Inclusion Officer, and EVP, Environmental Services, among others. The board Sustainability and Safety Committee provides additional oversight, leadership and stewardship of Stantec’s sustainability program with environmental and social matters regularly discussed among the committee. Our sustainability pay link holds Stantec leadership accountable for ESG performance. As noted on page 54 of this Circular, the leadership scorecard for STIP awards includes objectives that hold executives accountable for meeting ESG criteria. Stantec also has a sustainability - linked loan (SLL) structure connected to our syndicated senior credit facilities that aligns the cost of funding with targets linked to Stantec’s GHG emissions reductions targets and Bloomberg Gender - Equality Index (GEI) score. Any interest savings realized from achieving these goals are directed towards activities or organizations that have a positive influence on environmental or social matters. Sustainability is a key component of Stantec’s corporate strategy. We track megatrends — climate change, demographic and social shifts, changing economics, and technology innovations — and have identified a series of key value creators — people, innovation, excellence, and growth. Our three strategic growth initiatives — climate solutions, communities and infrastructure of the future, and future technology — all have a direct connection to climate action and enable Stantec to be our clients’ trusted advisor as we adapt together to a changing world. Operational sustainability initiatives are expected components of corporate activities and project - level sustainability services are offered in every business operating unit and geographic location we serve. Stantec has set near - term, 1.5 ƒ C science - based emissions targets that have been approved by the Science Based Target initiative (SBTi). We are operationally carbon neutral (by balancing residual emissions with the purchase of carbon offsets) as an interim step in our journey to net zero. For more information about Stantec’s Sustainability Program, we invite you to read the Company’s comprehensive Sustainability Report available at stantec.com/sustainability.

2024 Management Information Circular March 15, 2024 46 Stantec Inc. Shareholder Engagement The board values our shareholders’ perspective and we are committed to a robust shareholder engagement program. Feedback from shareholders on our strategy, operations, corporate governance, executive compensation, and sustainability practices are important considerations in board discussions throughout the year. In 2023, our management and investor relations team met with qualified institutional investment professionals across Canada, the United States and throughout Europe, as well as with our top 20 active investors. Meetings took place both virtually and in person through conferences and non - deal roadshows. We communicate with our shareholders and other stakeholders through various channels, including our: • annual and quarterly reports • management information circular • annual information form • sustainability report • news releases • website (stantec.com) • presentations at industry and investor conferences • individual shareholder meetings and calls In December 2023, our CEO, CFO, executive vice presidents, and other senior management also participated in Stantec’s 2023 Investor Day to launch our 2024 - 2026 Strategic Plan. Some of our long - standing shareholder engagement practices include: • Holding meetings with shareholders and prospective shareholders, ESG (environment, social, and governance) rating firms, and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance) • Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results for the quarter. All calls are webcast and include executive presentations as well as open question - and - answer sessions • Conducting site tours and attending industry conferences with our executive officers in Canada, the United States, and Europe where analysts and investors are in attendance (these events were a mix of in - person and virtual meetings in 2023 ) • Maintaining a confidential ethics hotline, direct email to ir@stantec . com, and our website to encourage shareholders and the public to contact us with questions or concerns Shareholders and other stakeholders can also communicate with the board by mail, marking the envelope as confidential (Integrity Hotline, c/o Stantec, Suite 300, 10220 – 103 Avenue NW, Edmonton, AB T5J 0K4). The board strives to respond to all applicable correspondence in a timely matter.

2024 Management Information Circular March 15, 2024 47 Stantec Inc. Executive Compensation Overview Performance and Compensation Summary Below are the Company’s key performance highlights from 2023 and their relationship to our executive pay, as well as risk management features that relate to our executive compensation program. Our Performance in 2023 In 2023, Stantec brought to life our core value: We Are Driven To Achieve. Marked by strong financial performance, Stantec delivered transformational projects for our clients around the globe. We innovated, collaborated, and connected in a manner that created a strong sense of pride throughout our organization. And in doing so, we laid the foundation for the successful launch of our new three - year Strategic Plan, one that promises purpose - driven growth. We are proud of what we accomplished in 2023, but even more so, remain inspired and motivated to deliver actionable solutions for our clients that redefine what is possible. Below are specific achievements and strategic activities in 2023 that contributed to our financial performance and overall positive results: • Record performance. Stantec closed 2023 with diluted earnings per share of $2.98 and adjusted diluted earnings per share of $3.67, each an all - time high and 34.2% and 17.3% increases, respectively, compared to 2022 results. Supported by strong project execution and optimization of our real estate footprint, net income increased 34.1%, or $84.2 million, to $331.2 million on a year - over - year basis. On an adjusted basis, net income increased 17.7%, or $61.3 million, to $408.4 million, representing 8.1% of net revenue. • Strong backlog. Stantec closed 2023 with $6.3 billion in contract backlog, an increase of 6.8% from December 31, 2022. Buoyed by the success of our account management, strategic pursuit and corporate campaign programs, Stantec’s backlog grew organically by 4.6% (including over 23% growth in our Water business operating unit). • Growth through acquisition. Stantec expanded our mission - critical and data center design expertise with the acquisition of Chicago - based Environmental Systems Design, Inc. (ESD). Following that, Stantec announced its intent to enter the German marketplace with the acquisition of ZETCON Engineering, a 645 - person engineering firm headquartered in Bochum, Germany. Together these acquisitions expanded our geographic reach, strengthened our capabilities, and added inspiring people to our community. • Sustainability leadership. Stantec maintained its leadership position in sustainable engineering, architectural, planning, and environmental services, delivering innovative solutions to enhance the resiliency of the communities and clients we serve. In recognition of our efforts, in January 2024, we were ranked first among our peers as one of Corporate Knights’ 2024 Global 100 Most Sustainable Corporations in the world. We were also awarded an A - Climate Leader score from CDP for the sixth year in a row and partnered with the UN Decade of Ecosystem Restoration, working on over 68,000 acres of land restoration. For more information about the Company’s performance in 2023 , we invite you to review our 2023 Annual Report, available on our website at stantec . com, on SEDAR+ at sedarplus . ca, and on EDGAR at sec . gov . The Definitions section and Reconciliation of Non - IFRS Financial Measures of that report are hereby incorporated by reference . Key Highlights of Executive Compensation for 2023 At Stantec, our executive compensation program is designed to align pay - with - performance, attract and retain key talent, and maximize long - term, sustainable value to shareholders. Our pay is aligned with performance primarily through our short - and long - term incentive plans (STIP and LTIP). We reward behavior that achieves the goals set by our Strategic Plan and generates value for shareholders.

We set ambitious STIP targets at the start of 2023 and our team exceeded expectations. Our share price appreciated over 60% in 2023 and we delivered over 300% in total shareholder return (TSR) during the course of our 2020 - 2023 Strategic Plan. In turn, our executives were rewarded for their performance. Using the Company's annual leadership scorecard (described in further detail on page 54 of this Circular), our Named Executive Officers earned a range of 160% to 200% of their target annual STIP in 2023. This payout level reflects our executives' exemplary performance in 2023 and links their personal success with the success of the Company. In 2023, Stantec delivered historically strong earnings. As a result, the outlook on our LTIP is strong with payouts highly correlated to the creation of shareholder value. The three - year return on equity (ROE) and relative TSR performance conditions set in 2021 for PSUs awarded in 2021 were met in 2023 around 150% of target. Correspondingly, the LTIP is providing strong retentive value for our high - performing leadership team. We feel strongly that our STIP and LTIP programs are appropriately designed to reward the performance of our executives while also balancing shareholder interests and expectations. Effective Risk Management Features To create long - term shareholder value and mitigate risk, we incorporate various other measures into our executive compensation program. We do the following: • Offer an appropriate mix of fixed and at - risk compensation • Set predetermined minimum and maximum payout limits on our short - and long - term performance - based incentives, which include performance targets that encourage profitable decisions, but not undue risk - taking • Require each executive to own three times and our CEO to own five times his or her base salary in Stantec equity • Require our CEO to retain Stantec shares for one year following his retirement from the Company • Prohibit all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company • Commit to the principle that compensation paid to our executives based on financial information that has since been restated should be returned, as outlined in our Executive Compensation Clawback Policy Shareholder Engagement At our 2023 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 96.13% were “For” our approach to executive compensation. The Corporate Governance and Compensation Committee continually assesses and modifies, as appropriate, our executive compensation program to ensure it effectively meets our compensation objectives, is clearly understood and supported by our shareholders, and aligns with executive compensation best practices. We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2024. Douglas K. Ammerman, Chair Board of Directors 2024 Management Information Circular March 15, 2024 48 Stantec Inc. Marie - Lucie Morin, Chair Corporate Governance and Compensation Committee

Compensation Discussion and Analysis Named Executive Officers This Compensation Discussion and Analysis (CD&A) describes our executive compensation policies and program for 2023 and focuses on the following Named Executive Officers (they appear in the Summary Compensation Table for Named Executive Officers on page 65 ). Name Position Title in 2023 Gord Johnston President and Chief Executive Officer Theresa Jang Executive Vice President and Chief Financial Officer Stu Lerner Executive Vice President and Chief Operating Officer, North America Cath Schefer Executive Vice President and Chief Operating Officer, Global Steve Fleck Executive Vice President and Chief Practice and Project Officer Compensation Strategy At Stantec, we put people first. Our compensation strategy ensures we have the right compensation plans in place to attract and retain the people we need to carry out our business goals and objectives. Our compensation program is designed to: • Support our overall Strategic Plan, including our sustainability goals • Align our executives’ personal success with the Company’s success • Align with both governance and industry best practices • Align with our stated risk appetite and encourage prudent risk taking at the executive level • Keep us competitive for attracting, motivating and retaining top talent • Have a total cost that is appropriate for the size and structure of our business Our compensation objectives — designed to support this compensation strategy — establish a transparent link between pay and performance and clearly define performance and accountability at Stantec. Our compensation objectives follow: • Target executive total direct compensation at about the 50th percentile of the market • Provide opportunities to earn above the 50th percentile when management and Stantec exceed the objectives outlined in our short - and long - term incentive programs • Balance short - and long - term incentives to ensure our executives are focused on both the near - and long - term • Place more weighting on equity - based compensation than on cash compensation to better align executive and shareholder interests over time • Place significant weighting on at - risk compensation in both short - and long - term incentives and less weighting on base salaries • Provide two vehicles (PSUs and RSUs) in our LTIP to help balance the benefits and limitations of each • Align our executives’ compensation with long - term sustainable shareholder returns 2024 Management Information Circular March 15, 2024 49 Stantec Inc.

Components of Compensation and Pay Mix In 2023, our executive compensation program was composed of base salary, short - term incentive cash payments, long - term incentives, Employee Stock Purchase Plan contributions, retirement plan contributions, and long - term continuous service awards. Each year, the Corporate Governance and Compensation Committee reviews the pay components described above, as well as the mix and relative weighting of each component. Our target total direct compensation mix is designed to align with market practices and our compensation philosophy. We weight variable at - risk components more heavily than fixed components so that the total pay our executives receive will increase or decrease based on our Company’s performance. We weight long - term equity - based components heavier for our CEO and CFO than for our other NEOs. The board believes that weighting their long - term equity performance more heavily than their salary and short - term incentives will ensure that the CEO and CFO are not motivated to achieve short - term objectives at the expense of long - term shareholder returns. The diagrams below illustrate the target total direct compensation relative weightings of base salary, short - term incentive, and long - term incentives in 2023 for our NEOs: CEO Pay Mix 60% LTIP 20% STIP 20% Salary CFO Pay Mix 47% LTIP 22% STIP 31% Salary Other NEOs Pay Mix 35% LTIP 27% STIP 38% Salary 2024 Management Information Circular March 15, 2024 50 Stantec Inc.

Compensation Benchmarking

The Corporate Governance and Compensation Committee reviews and benchmarks Stantec's compensation and pay mix for its executives against a comparator peer group to ensure we provide competitive compensation. In 2023, the Company's peer group comprised the following:

Company Name	GICS Sub-Industry Classification	Corporate Headquarters	Annual Revenue ($) (millions)(1)	Market Capitalization ($) (millions)(2)
Aecon Group Inc.	Construction and Engineering	Canada	4,644	807
Arcadis NV	Construction and Engineering	Netherlands	5,451	6,434
AtkinsRealis	Construction and Engineering	Canada	8,634	7,489
CAE Inc.(4)	Aerospace and Defense	Canada	4,354	9,103
Colliers International Group Inc.(4)	Real Estate Services	Canada	4,335	7,907
Finning International Inc.(4)	Trading Companies and Distributors	Canada	8,215	5,594
Granite Construction Inc.	Construction and Engineering	US	4,760	2,946
John Wood Group PLC(3)	Construction and Engineering	UK	7,982	2,001
KBR Inc.	Construction and Engineering	US	9,435	9,864
MasTec, Inc.	Construction and Engineering	US	16,271	7,870
Quanta Services, Inc.	Construction and Engineering	US	28,324	41,341
Sweco AB	Consulting Engineering and Architecture	Sweden	3,707	6,425
Tetra Tech Inc.	Environmental and Facilities Services	US	5,466	11,721
Tutor Perini Corporation	Construction and Engineering	US	5,263	624
Worley Limited(3)	Construction and Engineering	Australia	11,086	8,289
WSP Global Inc.	Construction and Engineering	Canada	10,897	23,149
Stantec Inc.	**Construction and Engineering**	**Canada**	**5,066**	**12,134**

Source: Nasdaq (Canadian dollars); company reports

(1) Last 12 months of revenue as at December 31, 2023.

(2) Market capitalization figures are as of December 31, 2023.

(3) TTM revenue as of June 30, 2023. Annual results for 2023 were not available on the Record Date.

(4) CAE, Colliers, and Finning are outside the Company's core compensation group (meaning they are excluded for the purpose of calculating relative TSR for PSUs). See page 57 of this Circular for more detail.

The committee conducts routine reviews to ensure that the peer group includes our Company's primary competitors for top talent and fairly reflects Stantec's size, scale, and complexity. Further, the geographic configuration of our peer list is intended to closely resemble the global footprint of the Company. The methodology and selection criteria for assembling our peer group is illustrated below:

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March 15, 2024
51
Stantec Inc.

The Corporate Governance and Compensation Committee uses data from our peer list and other relevant factors like individual performance, responsibilities, and tenure to develop a base salary and a total compensation target for each executive. To further align pay - for - performance, actual compensation is measured against benchmark data but is driven by executive and company performance. See below for a more detailed discussion about each component of our compensation program. We also discuss how our 2023 performance impacted the pay decisions for each component. Base Salary We target base salary at the 50th percentile of our peer group, then adjust salaries as appropriate to recognize our executives’ various levels of responsibility and experience, breadth of knowledge, and overall individual performance. Base salaries are reviewed annually. Increases, if any, are made based on individual contributions, increased scope and responsibilities, and to remain competitive with the market. Short - Term Incentive Plan (STIP) Our STIP is designed to reward the achievement of our annual business objectives by providing immediate income in the form of cash. At the start of 2023, the Company identified key financial and nonfinancial performance measures from our Strategic Plan to form the basis of the STIP performance scorecard. This scorecard is used to assess the Company’s achievement of its near - term business goals and to determine each executive’s 2023 STIP award. Our performance measures — based on our four value statements — follow: 2024 Management Information Circular March 15, 2024 52 Stantec Inc.

We Put People First	We Are Better Together	We Do What Is Right	We Are Driven to Achieve
Employee Retention	Account Management	Health, Safety, Security and Environment	Overall Revenue Growth
Employee Engagement	Strategic Pursuits	Sustainability	Organic Net Revenue Growth
Inclusion & Diversity	Backlog per Employee	Quality Management	Operational Effectiveness
	Creativity and Innovation	Corporate Integrity	Project Margin
			Admin and Marketing Costs
			Adjusted Net Income(1)
			DSO Management(1)
			Adjusted Earnings per Share (EPS) Growth(1)

(1) Organic growth, adjusted EPS, adjusted net income, and days sales outstanding (DSO) are non-IFRS measures. The Definitions and Reconciliation of Non-IFRS Financial Measures sections of our 2023 Annual Report (available on our website at stantec.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov) are hereby incorporated by reference.

For 2023, the measures set in the scorecard represent target performance. Targets are based on the findings of our comprehensive review of peer performance and industry factors, plus on our own performance expectations. Achieving these measures means that our executives should expect to earn STIP amounts at their target levels because their performance will have met our expectations. This approach is in keeping with our total direct compensation goal of paying compensation that is at the 50th percentile of the market for industry-level performance.

Scorecard Assessment and Weighting by Measure

Individual objectives in the scorecard carry no formal, predetermined individual weighting. Rather, the Corporate Governance and Compensation Committee assesses actual performance on each metric, then evaluates Company performance as a whole using discretion and sound judgment. This enables the board to determine the relative importance of either failing to achieve or exceeding expectations on any individual metric for the Company as a whole in a given year. While there is no formula, the board gives the most weight to the financial metrics in the scorecard. The board believes that achieving the nonfinancial performance measures in the scorecard positions the Company for success, but that the financial metrics are most closely tied to generating shareholder value and thus correlate best when aligning pay with performance.

In addition to scorecard objectives, each executive is assigned certain individual business objectives for the year that relate to the performance of the executive's individual role and the executive's own achievements. Again, no relative weight is given to individual objectives when determining the final STIP award. This discretionary approach balances the formulaic approach of our LTIP and allows the board to consider macro- and industry-wide trends when evaluating an executive's performance. The board's discretion is exercised in a manner that holds executives accountable and demonstrably links their pay to the performance of the Company.

STIP Targets

Our executives are assigned a STIP target expressed as a percentage of their base salary. STIP targets were the same in 2022 and 2023. Depending on the Company's performance as well as the executives' achievement of individual objectives, executives may earn between 0% and 200% of their target.

The table below outlines the CEO's and other NEOs' STIP targets for 2023 (expressed as a percentage of each NEO's base salary):

Position Title	STIP Minimum	STIP Target	STIP Maximum
CEO	0 %	100 %	200 %
All other NEOs	0 %	70 %	140 %

2024 Management Information Circular
March 15, 2024
53
Stantec Inc.

2023 STIP Award Results

In early 2024, the Corporate Governance and Compensation Committee reviewed the 2023 completed scorecard, the final report on the results of the scorecard metrics, and draft figures for our Company's annual financial performance.

A summary of the completed scorecard and performance assessment is outlined in the table below:

Metrics		Performance Measure	Board Assessment of Performance
WE PUT PEOPLE FIRST			
Employee Retention	Low voluntary turnover	< 15%	Exceeding
Employee Engagement	Improvement in employee engagement scores	> 60%	Exceeding
Inclusion & Diversity	Support inclusion & diversity initiatives that build upon Stantec's inclusive workplace culture	Qualitative	Exceeding
WE ARE BETTER TOGETHER			
Account Management	Grow net revenue with top clients	> 4%	Exceeding
Strategic Pursuits	Win/loss ratio for strategic pursuits (by number)	> 40%	Exceeding
	Win/loss ratio for strategic pursuits (dollar weighted by pursuit value)	> 33%	Exceeding
Backlog	Weighted average for each full-time employee	> $150,000	Exceeding
Creativity and Innovation	Build culture of innovation by growing pipeline of innovative ideas submitted by employees	> 5%	Exceeding
Creativity and Innovation	Commercialize (i.e. become cash positive) on initiatives funded by Innovation Office	> 1	Not Meeting
WE DO WHAT IS RIGHT			
Health, Safety, Security and Environment	Decrease total recordable incident rate	< 0.5	Exceeding
	Improve leading indicator safety index	1.5	Exceeding
Sustainability	Achieve progress towards 2022 Carbon Neutrality Pledge and science based emission reduction target	Qualitative	Exceeding
Quality Management	Improve ISO-compliance audit results	> 90%	Exceeding
Corporate Integrity	Full-time employee completion rate of annual ethics training	> 95%	Exceeding
WE ARE DRIVEN TO ACHIEVE			
Overall Revenue Growth	Grow net revenues at a 5-year rolling average rate	10 %	Not Meeting
Organic Growth	Increase organic net revenue growth[1]	8 %	Exceeding
Operational Effectiveness	Achieve adjusted EBITDA[1] as % of net revenue	16 %	Exceeding
Project Margin	Achieve project margin as % of net revenue	54 %	Meeting
Admin and Marketing Costs	Achieve SG&A efficiency as % of net revenue	38 %	Meeting
Net Income	Achieve adjusted net income[1]	> 7.9%	Exceeding
DSO Management	Improve DSO[1] to target	< 80 days	Exceeding
Earnings Growth	Grow adjusted diluted EPS[1] annually	8.6 %	Exceeding

(1) Organic growth, adjusted EBITDA, adjusted net income, days sales outstanding (DSO), and adjusted diluted EPS are non-IFRS and other financial measures that do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of our 2023 Annual Report, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the company's website at stantec.com.

2024 Management Information Circular
March 15, 2024
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Stantec Inc.

After reviewing the completed scorecard—along with our 2023 financial results and the assessment of our performance against the industry generally—the Corporate Governance and Compensation Committee concluded that the CEO's STIP should be 200% of his target. In establishing this award, the CEO and our remaining NEOs received positive credit for the Company's leadership position in sustainability. While no formulaic weighting was attached to this accomplishment, Stantec's ESG profile has become an increasingly important factor in weighing the Company's nonfinancial strategic achievements. Accordingly, Stantec's strong ESG performance positively influenced our executives' pay (thus establishing a clear link between executive compensation and ESG factors).

All NEOs received STIP awards above target as outlined and described further below, reflecting a strong combined effort.

Executive	STIP Target	STIP Award as a % of STIP Target	STIP Payout as a % of Base Salary	STIP Actual Payout ($)
Gord Johnston, CEO	100 %	200 %	200.0 %	2,800,000
Theresa Jang, CFO	70 %	200 %	140.0 %	1,050,000
Stu Lerner, COO[(1)]	70 %	175 %	122.5 %	950,695
Cath Schefer, COO[(2)]	70 %	160 %	112.0 %	704,886
Steve Fleck, CPO	70 %	160 %	112.0 %	660,800

(1) Mr. Lerner is paid in USD. His STIP was US$704,375. The STIP payout above has been converted to Canadian dollars using the annual average USD:CAD exchange rate of 1.3497.

(2) Ms. Schefer is paid in GBP. Her STIP was GBP420,000. The STIP payout above has been converted to Canadian dollars using the annual average GBP:CAD exchange rate of 1.6783.

Ms. Jang's 2023 STIP award was paid at 200% of target, reflecting her exceptional performance in 2023. Among other accomplishments, Ms. Jang arranged for a short-term bilateral credit facility (at preferential interest rates relative to the Company's syndicated revolving credit facility), completed a $250 million bond offering, and a $288 million equity offering. Taken together, these transactions enhanced Stantec's capital structure and allowed the Company to execute on its growth strategy by deploying capital for key acquisitions as needed.

Mr. Lerner's STIP was paid at 175% of target. His contributions to Stantec's operations in 2023 directly contributed to the strong performance reflected in Stantec's North American results. Across all business operating units, Stantec experienced organic net revenue growth. Mr. Lerner's skilled leadership and laser focus on efficiencies helped translate those results into a strong bottom line.

Ms. Schefer's 2023 STIP award was paid at 160% of target, reflecting performance well above target. In 2023, Ms. Schefer was key to managing and overseeing our Global operations, contributing to overall positive results. Her efforts integrating acquisitions outside of North America under one common brand, with one shared purpose, strengthened Stantec's community across the globe. Her and her team's client-centric and solutions-oriented approach to project delivery contributed to Stantec being named The Top Water Consultancy Firm in the UK in 2023.

Mr. Fleck's STIP was paid at 160% of target. His STIP reflects strong management and oversight of Stantec's functional support teams. The financial discipline he applied to controlling discretionary and administrative costs strengthened our bottom line. Further, his work chairing our executive-level risk committee substantially reduced Stantec's risk exposure on major projects by underscoring the importance of sound project management principles among our project teams.

2024 Management Information Circular
March 15, 2024
55
Stantec Inc.

Long-Term Incentive Plan (LTIP)

Our LTIP is designed to align our executives' compensation with long-term shareholder interests. Being fully equity-based, our LTIP's value to our executives is dependent on share price performance, which in turn benefits all shareholders. As configured, our LTIP is made up of performance share units (PSUs), which are tied to our relative total shareholder return (TSR) and return on equity (ROE), and restricted share units (RSUs), which vest at the end of a three-year service period and settle entirely in cash. The board believes using two forms of long-term incentive vehicles balances the benefits and limitations of using just one vehicle, while still maintaining a relatively simple long-term incentive structure.

Each executive position has a target value of long-term incentives to be granted; this value is a percentage of the executive's base salary. The following table outlines the targets for our CEO and other NEOs in 2023.

Position Title	LTIP Target
CEO	300 %
CFO	150 %
COO (North America)	120 %
Other NEOs	80 %

Below are the key terms that apply to each component of our long-term incentive plan:

Performance Share Units (PSUs)

Subject to a performance multiplier, PSUs are notional share units that mirror the market value of Stantec's common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the life of the units. These units vest upon completing a service condition that starts on the first day of a three-year performance period. To eliminate any dilutive effects, all PSUs granted under the LTIP are settled in cash only, not shares.

Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. Performance objectives for each grant year are used to determine the ultimate number of PSUs that will vest on the completion of the three-year performance cycle. The number of PSUs that will vest can range from 0% to 200% of the number of units granted to each executive.

Stantec uses both an absolute (ROE) and relative (TSR) metric for our PSUs. The weighting between these metrics is set at 60% for ROE and 40% for relative TSR. The board believes using a relative metric in addition to an absolute metric provides a more complete picture of our executives' individual and company performance.

Our 2023 LTIP grant occurred in May. Supported by peer data and the Company's Strategic Plan, the Corporate Governance and Compensation Committee approved the following performance levels. These dictate the value of PSUs each executive will earn on payout, as outlined in the table below:

Return on Equity (weighted 60%)	No Payout	Miss	Plan	Exceed
Company's average return on equity rate[(1)]	4.0 %	9.0 %	12.5 %	14.5 %
Return on Equity award amount	0 %	50 %	100 %	200 %
Relative Total Shareholder Return (weighted 40%)	**No Payout**	**Miss**	**Plan**	**Exceed**
Company's relative TSR percentile ranking	25 %	37.5 %	50 %	100 %
Relative TSR award amount	0 %	50 %	100 %	200 %

(1) Meaning the average of the Company's adjusted return on equity for the fiscal years 2023, 2024, and 2025, where the net income of the Company is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company's average return on equity rate is a non-IFRS measure that does not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers.

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March 15, 2024
56
Stantec Inc.

Return on Equity Test

If the Company's adjusted average ROE rate is below the "No Payout" performance level, the performance factor to be applied to the PSUs is 0%, and therefore the ROE portion of the award is also zero. If the rate is above the "No Payout" performance level, the performance factor to be applied to the return on equity portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the "Exceed" level. If the ROE rate is above "Exceed," the performance factor to be applied to the return on equity portion of the award is capped at 200%.

Relative Total Shareholder Return (TSR) Test

Stantec calculates TSR relative to our core compensation peer group (disclosed on page 51 of this Circular) over a three-year period. Our core compensation peer group includes those of our peers who are most similarly situated to Stantec in terms of industry and operations and therefore excludes CAE, Colliers, and Finning (all of whom, while similar in size and complexity to Stantec, do not generally operate in the same industry). TSR measures the stock price appreciation of our common shares as well as dividends paid during the performance period assuming dividend reinvestment. If the Company's relative TSR is below the "No Payout" performance level, the performance factor to be applied to the PSUs is 0%, and therefore the relative TSR portion of the award is also zero. If Stantec's relative TSR is above the "No Payout" performance level, the performance factor to be applied to the relative TSR portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the "Exceed" level.

PSUs are paid out at their cash value, which is determined after completion of a three-year performance cycle. During the vesting period, the PSU value will fluctuate with any change in Stantec's share price.

Restricted Share Units (RSUs)

RSUs are notional share units that have the same value as our common shares; however, RSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. RSUs align our executives' and shareholders' interests in share return growth. They promote employee and executive retention through time-based vesting. RSUs are settled in cash and cliff vest on the third anniversary of their grant date. They have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec's common shares over the life of the units. The payout value of our RSUs is equal to the number of vested RSUs (including dividend equivalent rights earned thereon) multiplied by the volume weighted average trading price of Stantec's common shares for the five (5) trading day-period ending on the vesting date.

Options and Share Appreciation Rights (SARs)

Options and SARs were replaced with RSUs for our LTIP grant in 2019 and beyond. Therefore, the Company has discontinued its use of stock options and SARs. At the time of their use, SARs mirrored the terms of our stock options but could only be settled via a cashless exercise (where no underlying shares were issued upon exercise). For historical reporting purposes only, the following table outlines the dilution and burn rate of Stantec's stock options and SARs for the past three fiscal years. Percentages shown are for December 31 of 2021, 2022 and 2023.

Rate	Description	2021	2022	2023
Dilution	Dilution represents the current dilution from share options. Dilution is calculated as the total number of share options outstanding, divided by the number of common shares outstanding.	0.76 %	0.25 %	— %
Burn Rate	Burn rate shows the size of annual share option grants. Burn rate is calculated as the total number of share options issued in a year, divided by the number of common shares outstanding.[(1)]	— %	— %	— %

(1) No options or SARs were granted in 2021, 2022, or 2023. All outstanding share options and SARs expired on May 15, 2023.

A detailed description of the LTIP is attached to this Circular as Schedule A.

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March 15, 2024
57
Stantec Inc.

Other Compensation Our executives do not receive perquisites or other compensation apart from their eligibility to participate in the retirement, health benefits, and service award programs generally available to our employees. Details of our retirement benefits and service awards are set out below. Retirement Benefits All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives. For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Stock Purchase Plan (ESPP), a non - registered ESPP, and a Group Tax - Free Savings Account (Group TFSA). None of the retirement plans involve the issuance of Stantec shares from treasury. Under the Group RRSP, Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non - registered ESPPs, employees purchase Stantec shares. Stantec matches ESPP employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). The maximum that Stantec can contribute is 5% of an employee’s base salary (3% for the Group RRSP and 2% for the registered and non - registered ESPPs). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Stantec’s US employees are eligible to participate in the Stantec 401(k) Plan. Stantec matches employee contributions at 100% of the first 3% and 50% of the next 2% of the employee’s base salary. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP; Stantec matches these contributions at 0.5% of eligible compensation when the employee contributes 1% and at 1% of eligible compensation when the employee contributes 2% or more. UK Pension Plan UK employees are eligible to participate in a defined contribution pension plan. The plan allows our staff to accumulate funds for income at retirement. Pursuant to the terms of the pension scheme, employees are required to make a minimum contribution of 4.5% of their pensionable salary (defined as their base salary as of April 1 each year). In return, employees receive a standard employer contribution of 6.5% of pensionable salary. In addition, employer contributions are increased nominally to account for age, a 25% match on personal employee contributions, and a 2% match on annual pensionable salary above £50,000 (being the UK Upper Earnings Limit). Employees can elect whether they make contributions to the pension plan through salary exchange, or not. Contributing funds through a salary exchange (a salary sacrifice mechanism in the UK) results in slightly favorable National Insurance (NI) source deductions. All UK employees are eligible to participate in the defined contribution pension scheme as soon as they commence employment, and membership can continue until age 75. Early retirement can be taken from age 55 (increasing to age 57 in 2028). Ms. Schefer is an active member of the Company’s UK defined contribution pension scheme. Below are her accumulated balances as of December 31, 2022 and 2023 (1) . Name Accumulated value at start of year ($) Compensatory ($) (2) Accumulated value at year - end ($) Cath Schefer 1,031,879 88,396 1,240,147 (1) Ms. Schefer’s pension scheme balance is held in GBP (£). The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.6783. (2) Represents the employer portion of contributions made to Ms. Schefer’s pension fund. There are no above - market or preferential earnings credited to her account. Ms. Schefer’s accumulated year - end balance includes both employee and employer contributions. The increase in value at year - end is on account of the performance of the underlying investments held in her defined contribution pension account. 2024 Management Information Circular March 15, 2024 58 Stantec Inc.

Service Awards Globally, Stantec’s Service Award program recognizes and celebrates our employees for their valued contributions and sustained commitment to Stantec’s success. All regular full - and part - time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years. Exact awards vary by country. Stock awards are given in North America with Canadian employees receiving a one - time lump - sum contribution of $500 to the employee’s non - registered ESPP for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that. US employees receive the same awards but in US dollars. Performance Graph The following graph compares the total shareholder return for $100 invested in our common shares on the TSX from January 1, 2019 until December 31, 2023 (assuming reinvestment of dividends), to the total return on the S&P/TSX Composite Total Returns Index over the same period. Five Year Cumulative Return on $100 Investment (Assuming Reinvestment of Dividends) 380 360 340 320 300 280 260 240 220 200 180 160 140 120 100 80 Stantec 2021 2022 S&P/TSX Composite Total Returns Index 2024 Management Information Circular March 15, 2024 59 Stantec Inc. 2019 2020 2023 Stantec’s five - year total shareholder return has significantly outperformed the S&P/TSX Composite Total Returns Index’s. Further analysis shows that Stantec’s performance modestly lagged the S&P/TSX Composite Index during the first year of the performance period, but has outpaced the Index since 2020. Stantec’s performance over this period has been largely aligned with executive compensation. That is because a large part of our executives' pay is awarded in the form of long - term incentives that closely track to the value of our common shares. PSUs granted to executives in 2019 paid out below target. This was during the period when Stantec’s performance was trailing the S&P/TSX Composite Index. STIP awards were also lower during this time. Recently, however, Stantec’s performance has materially outperformed the S&P/TSX Composite Total Returns Index. This has generated substantial shareholder value. Correspondingly, our executives’ pay has increased and recent

STIP payout levels have been above target. Similarly, the performance multiplier on our PSUs has been above target. If Stantec's performance continues its current trajectory, shareholders should expect to see healthy returns as our executives see higher realized pay too.

The table and graphs below show the target and actual payout levels of our short- and long-term incentives for our CEO over the past five years calculated as of December 31, 2023:

Year	Base Salary ($)	STIP				LTIP			
		Target (% of base salary)	Target Payout ($)	Actual (% of base salary)	Actual Payout ($)	Target (% of base salary)	Grant Date Fair Value ($)[(1)]	PSU Perf. Multiplier (%)[(2)]	Actual/ Estimated Payout ($)[(3)]
2023	1,400,000	100	1,400,000	200	2,800,000	300	4,200,000	126	6,604,045
2022	1,250,000	100	1,250,000	190	2,375,000	300	3,750,000	118	8,378,198
2021	1,100,000	100	1,100,000	160	1,760,000	300	3,300,000	154	9,502,204
2020	950,000	100	950,000	120	1,140,000	300	2,850,000	123	6,850,963
2019	850,000	100	850,000	105	892,500	200	1,700,000	89	2,788,458

(1) Represents the grant date fair value of the CEO's LTIP award. In 2019 thru 2023, the LTIP was awarded in the form of PSUs (80%) and RSUs (20%).

(2) The performance multipliers applied to PSUs granted in 2019 and 2020 are based on actual payout results. The performance multipliers for 2021, 2022, and 2023 are estimates based on the payout expected as a result of Stantec's performance during the life of the units (calculated as of December 31, 2023).

(3) For the purposes of this disclosure, the values of the PSUs for 2019 and 2020 are based on actual payout results. The values of the PSUs for 2021, 2022, and 2023 are based on the Company's best estimate of the performance multiplier to be applied to the awards as indicated in the table above. The volume weighted average price of Stantec shares for the last 5 trading days of 2023 ($104.70) was used to calculate the value of the PSUs and RSUs.

STIP Payment
(as a % of Base Salary)


STIP Payout (% of base salary)
200%
150%
100%
50%
0%
Target
19
20
21
22
23
Fiscal Year (20xx)

LTIP
(PSU Performance Multiplier)


PSU Performance Multiplier (0-200%)
200%
150%
100%
50%
0%
est.
est.
est.
Target
19-22
20-23
21-24
22-25
23-26
Performance Periods (Fiscal Years 20xx)

2024 Management Information Circular
March 15, 2024

60

Stantec Inc.

2024 Management Information Circular March 15, 2024 61 Stantec Inc. Our Decision - Making and Approval Process The Corporate Governance and Compensation Committee determines the compensation strategy for executives on behalf of the board and administers executive compensation policies. Based on the strategy, the committee develops compensation objectives; programs are then designed to effectively achieve those objectives. Annually, the committee reviews and approves the compensation programs available to Company executives as well as the performance criteria associated with the STIP and PSUs. With the recommendation of the committee, the board sets the CEO’s compensation. The compensation for each NEO, other than the CEO, is approved by the CEO — with recommendations and guidance from the committee — and is in keeping with the minimum and maximum awards for the STIP amounts and long - term incentive grants set out in our compensation programs. Independent Advice The Corporate Governance and Compensation Committee has adopted a preapproval policy regarding management’s use of the board’s compensation consultant, Mercer (Canada) Limited. Under the terms of this policy, the committee will • not approve the use of a board consultant by management if that use could compromise the independence of the consultant as an advisor to the board • consider and, if deemed reasonable, preapprove the terms of use of a board consultant by management, including fees and proposed terms of service • allow the purchase of off - the - shelf compensation survey data that does not entail consulting services nor impair the consultant's independence In 2023, the committee retained Mercer (Canada) Limited to advise it on various compensation matters. Mercer provided a comprehensive benchmarking analysis of our executive compensation pay levels and a detailed analysis of the design of our LTIP program. The table below outlines the fees paid to Mercer for its executive compensation engagement and the fees paid to Mercer and its affiliates for other services provided to the Company. Fees Paid to Mercer (Canada) Limited in 2022 and 2023: All Other Fees ($) (1) Executive Compensation - Related Fees ($) Financial Year 105,766 44,625 2022 165,298 59,849 2023 (1) In 2022 and 2023 , management purchased various off - the - shelf compensation data surveys from a corporate affiliate of Mercer (Canada) Limited . These data sets did not involve any consulting services nor did they include any staffing from the board's consultancy team . Fees were incurred in U . S . dollars . The amounts shown above have been converted to Canadian dollars at the 2022 and 2023 average annual exchange rates of 1 . 3017 and 1 . 3497 , respectively . Risk Mitigation in Our Compensation Programs As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk - taking by our executives. The committee has not identified any risks related to Stantec’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company. The following components of our executive compensation program mitigates risk:

Mix of Fixed and At - Risk Pay • We offer our executives an appropriate mix of fixed and at - risk pay, as well as short - and long - term incentives Balanced Program • We offer various target levels of base salary, STIP, and LTIP, depending on the executive’s position in the Company; our CEO’s compensation is most heavily weighted toward equity - based vehicles • We offer various performance metrics for both STIP and LTIP to support our pay - for - performance philosophy and respond to our shareholders’ expectations Fixed Limits on Variable Compensation • Both the STIP and LTIP are designed to include the possibility of a zero payout, as well as a predefined maximum (a cap) to prevent excessive compensation levels • The PSUs in our LTIP program have performance hurdles, and both our PSUs and RSUs have a time - based vesting component Employment Contracts • Our executives have entered into employment agreements that include non - competition and non - solicitation restrictive covenants • These employment agreements have a “double trigger” provision: a termination payment will be made only after a change of control occurs, and following that, the executive (a) is terminated without cause or (b) resigns because of a material diminution in his or her salary, authority, duties, or responsibility or because a material change was made to the geographic location where he or she must perform his or her services • NEOs receive reasonable severance when terminated without cause and no payments when retiring Share Ownership Requirements We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted the following share ownership requirements for executive officers: Position Title Equity Ownership as a Multiple of Base Salary CEO 5x CFO, COO, CPO, CGIO, CPIO and Executive Vice Presidents 3x Under the CEO and Executive Vice President Share Ownership Policies, each executive must comply with the ownership requirement specified above within five years of his or her appointment to the position. Compliance with each policy is measured using a multiple of the executive’s base salary at the time of appointment to his or her position. If an executive’s base salary increases by more than 20% (cumulatively over the five years) from the salary in effect on the date of his or her appointment to the position, the executive will be required to comply with the applicable policy using the higher salary but will have an additional two years to achieve the share ownership requirement. 2024 Management Information Circular March 15, 2024 62 Stantec Inc.

The table below sets out the following:

- The common shares, PSUs, and RSUs held by each NEO. The value of common shares was calculated using the closing price of Stantec shares on December 31, 2023 ($106.38); the values of PSUs and RSUs were calculated using the volume weighted average price of Stantec shares for the last 5 trading days of 2023 ($104.70).
- Each NEO's ownership interest, demonstrating compliance with our policy as of December 31, 2023.
- The total amount of equity held by the NEO that is at risk.

Name	Value of Stantec Shares Owned, Controlled, or Directed ($)	Value of RSUs Held ($)	Base Salary for Testing Compliance ($)	Eligible Value as a Multiple of Base Salary[1]	Meeting Policy?	Value of PSUs Held ($)	Total Value at Risk ($)[2]
Gord Johnston	9,293,038	3,886,059	1,400,003	9.41	Yes	15,534,094	28,713,191
Theresa Jang	1,854,523	1,089,682	690,009	4.27	Yes	4,354,878	7,299,083
Stu Lerner	2,920,557	833,961	683,411	5.49	Yes	3,332,539	7,087,057
Cath Schefer	2,408,975	477,549	546,689	5.28	Yes	1,908,611	4,795,135
Steve Fleck	1,962,285	476,581	550,017	4.43	Yes	1,904,497	4,343,363

(1) The value of PSUs held by executive officers does not count toward our minimum equity requirements; therefore, these values are not included in this calculation. For our CEO, a minimum of two times base salary must be held in shares, while the remaining requirement can be held in shares and/or RSUs. For our other NEOs, the entire equity requirement can be held in shares or RSUs.

(2) The total value at risk for each executive is the value of the NEO's common shares, PSUs, and RSUs.

Share Retention Requirements

For one year following retirement from his CEO role, the CEO must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short-term, high-risk decision-making before the CEO departs.

Executive Compensation Clawback Policy

Stantec has a Dodd-Frank-compliant Executive Compensation Clawback Policy. Pursuant to the policy, Stantec is mandated to clawback excess incentive-based compensation from all executive officers at an EVP level or higher (that includes all of our NEOs as well as other current and former senior executives) where compensation is based on erroneously reported financial information. The trigger for recovery under the clawback policy is an accounting restatement resulting from material non-compliance by Stantec with any financial reporting requirement under securities laws. Recovery is on a no-fault basis, meaning compensation recoupment is required regardless of whether an executive officer has engaged in any misconduct and regardless of fault.

In the event of an accounting restatement, Stantec's clawback policy applies to all incentive-based compensation received by an executive officer during the three fiscal years immediately preceding the date that Stantec is required to prepare an accounting restatement. Incentive-based compensation includes any compensation that is granted, earned, or vested wholly or in part upon the attainment of a financial reporting measure. Financial reporting measures are broadly defined to include measures derived from Stantec's financial statements, as well as measures based on our stock price or total shareholder return.

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Stantec Inc.

2024 Management Information Circular March 15, 2024 64 Stantec Inc. In 2023, Stantec completed a compensation clawback analysis in relation to the correction of a classification error within the geographic breakdown of Stantec’s non - current assets and gross revenues. In Stantec’s Annual Report for the fiscal year ended December 31, 2022, $61.2 million in gross revenue earned in foreign branch registrations was inadvertently included in the amount shown for gross revenue in the United Kingdom instead of in “Other global geographies”. As a result, our UK gross revenue was overstated and our other global geographies’ revenue was understated by the same amount. Neither total gross revenues, gross revenue by reportable segments, nor any other geography was impacted. Stantec concluded that the differences were not material to its previously issued financial statements but, nevertheless, determined it was appropriate to correct the disclosures in the comparative disclosures in Note 34 to our 2023 audited consolidated financial statements. The classification error did not relate to a financial metric used to determine any of Stantec’s incentive - based compensation and due to its nature does not impact total shareholder return metrics used in our compensation arrangements. Therefore, the Corporate Governance and Compensation Committee concluded that no recovery was required under Stantec’s Executive Compensation Clawback Policy. Stantec’s Executive Compensation Clawback Policy is available on our website at stantec.com and as an exhibit to our Form 40 - F on EDGAR at sec.gov. You can also contact us for a free copy of the policy. Anti - Hedging Policy Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments — such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds — that are designed to hedge or offset a decrease in the value of equity securities of the Company.

2023 Compensation Details

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our CEO, CFO, and the next three most highly compensated executive officers, collectively referred to as our named executive officers (NEOs).

Stu Lerner resides in the United States and was paid in US dollars (USD). Cath Schefer resides in the United Kingdom and was paid in British pound sterling (GBP). All other NEOs reside in Canada and are paid in Canadian dollars (CAD). In the table below, all amounts are stated in Canadian dollars. For Mr. Lerner's compensation, the Canadian dollar equivalents are based on the average annual USD to CAD currency exchange rate, which was $1.3497 in 2023, $1.3017 in 2022, and $1.2537 in 2021. For Ms. Schefer's compensation, the Canadian dollar equivalents are based on the average annual GBP to CAD currency exchange rate, which was $1.6783 in 2023, $1.6079 in 2022, and $1.7243 in 2021.

Name and Principal Position	Year	Salary ($)[1]	Long-Term Compensation ($)		Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)[2]	Total Compensation ($)
			Share-Based Awards[3]	Option-Based Awards	Annual Incentive Plan	Long-Term Incentive Plans			
Gord Johnston	2023	1,400,003	4,199,973	—	2,800,000	—	—	193,755	8,593,731
President & CEO	2022	1,250,010	3,749,982	—	2,375,000	—	—	192,698	7,567,690
	2021	1,100,016	3,300,003	—	1,760,000	—	—	140,433	6,300,452
Theresa Jang	2023	750,009	1,125,009	—	1,050,000	—	—	77,290	3,002,308
Executive Vice	2022	690,009	1,035,010	—	845,250	—	—	68,628	2,638,897
President & CFO	2021	650,013	974,981	—	728,000	—	—	39,914	2,392,908
Stu Lerner	2023	776,099	934,295	—	950,695	—	—	45,661	2,706,750
Executive Vice	2022	683,411	814,557	—	765,400	—	—	32,009	2,295,377
President & COO	2021	582,977	676,784	—	550,907	—	—	38,805	1,849,473
(North America)									
Cath Schefer	2023	629,370	506,258	—	704,886	—	88,396	29,496	1,958,406
Executive Vice	2022	546,689	430,550	—	554,886	—	77,663	25,056	1,634,844
President & COO	2021	560,896	488,266	—	529,576	—	61,918	25,604	1,666,260
(Global)									
Steve Fleck	2023	590,012	471,986	—	660,800	—	—	48,088	1,770,886
Executive Vice	2022	565,014	451,969	—	573,475	—	—	64,470	1,654,928
President & CPO	2021	550,017	440,000	—	519,750	—	—	44,272	1,554,039

(1) Because of payroll cut-off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year's salary.

(2) Represents the value of additional performance share units (PSUs) and restricted share units (RSUs) credited to each NEO to account for the issuance of dividend equivalent rights on their total unit holdings, payments made to the NEO's registered retirement savings plan and Employee Stock Purchase Plan, and payments for Milestone Service Awards. Ms. Schefer's value includes a car allowance of £6,360 per annum.

(3) In 2023, 2022, and 2021, NEOs received their share-based awards in the form of PSUs (80%) and RSUs (20%). Values stated for 2023 represent the grant date fair value of the PSUs and RSUs granted on May 15, 2023, at a price of $80.64, representing the closing price of Stantec's shares on the TSX on the day before the grant date.

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Stantec Inc.

Outstanding Option- and Share-Based Awards

The following table summarizes all option- and share-based awards outstanding for each NEO as at December 31, 2023.

	Option-Based Awards				Share-Based Awards		
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)[1]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Gord Johnston	—	—	—	—	185,484	24,484,446	—
Theresa Jang	—	—	—	—	52,002	6,888,716	—
Stu Lerner	—	—	—	—	39,795	5,237,668	—
Cath Schefer	—	—	—	—	22,742	3,018,848	—
Steve Fleck	—	—	—	—	22,790	3,028,135	—

(1) Represents the value of PSUs and RSUs awarded to the NEOs in 2021, 2022, and 2023. PSUs were valued based on the payout expected as a result of Stantec's performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 154% was applied to PSUs granted in 2021, a multiplier of 118% was applied to PSUs granted in 2022, and a multiplier of 126% was applied to PSUs granted in 2023). The number of PSUs that actually vest and pay out is dependent on Stantec's actual performance applicable to the period to which such PSUs relate. The volume weighted average price of Stantec shares for the last 5 trading days of 2023 ($104.70) was used to calculate the value of the PSUs and RSUs.

Incentive Plan Awards—Value Vested or Earned during the Year

The following table summarizes the value of all option- and share-based awards that vested during 2023, along with the STIP awards (non-equity incentive plan compensation) earned during 2023:

Name	Option-Based Awards—Value Vested during the Year ($)[1]	Share-Based Awards—Value Vested during the Year ($)[2]	Non-Equity Incentive Plan Compensation Value Earned during the Year ($)
Gord Johnston	0	6,850,900	2,800,000
Theresa Jang	0	2,073,365	1,050,000
Stu Lerner[3]	0	1,044,160	950,695
Cath Schefer[3]	0	996,602	704,886
Steve Fleck	0	903,822	660,800

(1) Stantec discontinued issuing stock options in 2019. Accordingly, no option-based awards vested in 2023.

(2) Represents the value of PSUs and RSUs issued as part of our NEOs' 2020 compensation that vested and paid out in 2023.

(3) Mr. Lerner is paid in USD; Ms. Schefer is paid in GBP. Mr. Lerner and Ms. Schefer's non-equity incentive plan compensation values earned during 2023 were converted into Canadian dollars using the average annual exchange rate of CAD to USD and GBP of 1.3497 and 1.6783, respectively.

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Stantec Inc.

Gains Realized through Options Exercised in 2022 and 2023

The table below shows the value of gains realized for NEOs following the exercise of stock options in 2022 and 2023:

	2022 ($)(1)	2023 ($)(1)
Gord Johnston	0	0
Theresa Jang	0	0
Stu Lerner	256,669	509,405
Cath Schefer(2)	0	467,096
Steve Fleck	0	0

(1) Represents the actual gain realized on the exercise of options. The gain reflects the difference between the exercise price and strike price on the date of exercise.

(2) Gains realized reflect the value of gains realized following the exercise of share appreciation rights (SARs).

Equity Compensation Plan Information

The following table sets forth as at December 31, 2023, the number of securities to be issued upon exercise of outstanding options, the weighted exercise price of the outstanding options, and the number of securities remaining for issuance under all equity plans previously approved by shareholders. As at December 31, 2023, the Company did not have any equity plans that had not been approved by shareholders nor are any such plans in effect as of the date of this circular.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a) (#)(1)	Weighted Average Exercise Price of Outstanding Options (b) ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c) (#)(2)
Equity compensation plans approved by security holders	—	$ —	4,134,818

(1) There are no options issued and outstanding under the plan as at December 31, 2023. All outstanding options expired on May 15, 2023.

(2) This number is equal to the maximum number of Stantec options authorized to be issued under Stantec's LTIP (8,550,728) less 4,415,910 options exercised.

Employment Agreements

Employment Agreements

Stantec has a written employment agreement with each NEO. The terms and conditions are competitive and reflect the compensation and risk management measures described elsewhere in this circular.

Non-Competition and Non-Solicitation

All employment agreements include non-competition or non-solicitation covenants of varying scope and duration. Mr. Johnston's agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec's business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Ms. Jang's, Mr. Lerner's, Ms. Schefer's, and Mr. Fleck's agreements restrict them from soliciting Stantec staff or clients for one year following the termination of their employment.

Confidentiality

Each employment agreement contains a confidentiality covenant that applies indefinitely. Following the termination of a NEO's employment, all notes, data, and other information accumulated or developed by the NEO must be returned to the Company. All information remains confidential, and NEOs are prohibited from using the information in a manner that is detrimental to the Company's interests.

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Stantec Inc.

The following table summarizes the restrictive covenants mentioned previously: Confidentiality Covenant Non - Solicitation of Staff and Clients Non - Competition Executive Indefinitely after departure 2 years after departure 2 years after departure Gord Johnston Indefinitely after departure 1 year after departure None Theresa Jang Indefinitely after departure 1 year after departure None Stu Lerner Indefinitely after departure 1 year after departure None Cath Schefer Indefinitely after departure 1 year after departure None Steve Fleck severance payment (described below) severance payment (described below) None other than what None other than what None may be calculated in the may be calculated in the Name Resignation Short - Term Incentive None Vested Stock Options 90 days of resignation date; options remaining unexercised after that date are cancelled 90 days of termination date; options remaining unexercised after that date are cancelled 90 days of termination date; options remaining unexercised after that date are cancelled Must be exercised within Must be exercised within Must be exercised within Remain outstanding and exercisable in accordance with the original life of the option Unvested Stock Options Cancelled Cancelled All options immediately vest and must be of termination date; options remaining unexercised after that date are cancelled Remain outstanding and vest in accordance with exercised within 90 days their original vesting schedule Restricted Share Units (RSUs) Cancelled Cancelled All RSUs immediately vest and are paid out within two and one - half (2 ½) months following the termination date Remain outstanding and vest in accordance with their original vesting schedule Performance Share Units (PSUs) Cancelled Cancelled All PSUs vest based on the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date Remain outstanding, vest and pay out in accordance with the performance objectives actually achieved during the life of the unit on the settlement date originally scheduled Other Benefits, including None other than payout the Group RRSP and of vested benefits the ESPP None other than payout of vested benefits None other than payout of vested benefits None other than payout of vested benefits Termination without Cause Clawback Policy and Equity Ownership Requirements Each employment agreement includes an obligation on the executive’s part to comply with Stantec’s CEO or Executive Vice President Share Ownership Policy, as applicable, and an acknowledgement and agreement to adhere to the Company’s Executive Compensation Clawback Policy. Benefits on Termination and Change of Control The following table summarizes the payments due to each NEO upon termination of employment or upon a change of control followed by a termination of employment without cause or a resignation by the executive for good reason. Benefits on Termination and Change of Control for Our NEOs Change of Control and “Double Trigger” Conditions Fulfilled (1) Retirement (2) 2024 Management Information Circular March 15, 2024 68 Stantec Inc.

Severance Payment None Unpaid salary earned to the termination date, together with a payment equal to • Two times (2x) the annual base salary existing as at the termination date, plus • Two times (2x) the CEO’s Historical STI Amount (3) in the case of the CEO . For all other NEOs, the payment is • One times (1x) the annual base salary existing as at the termination date, plus • One times (1x) the NEO’s Historical STI Amount Unpaid salary earned to None the termination date, together with a payment equal to • Two times (2x) the annual base salary existing as at the termination date, plus • Two times (2x) the CEO’s Historical STI Amount (3) in the case of the CEO . For all other NEOs, the payment is One times (1x) the annual base salary existing as at the termination date, plus One times (1x) the NEO’s Historical STI Amount Name Resignation Termination without Cause Change of Control and “Double Trigger” Conditions Fulfilled (1) Retirement (2) (1) The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) the executive’s employment is terminated without cause or (b) the executive terminates his or her employment with good reason. For the purpose of each executive’s employment agreement, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of each executive’s employment agreement, “good reason” means the executive’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where the executive must perform his or her services. (2) Retirement means a termination of employment after attaining age 60 with at least 10 years of service with the Company, if mutually agreed by the executive and the Company. (3) For the purpose of each executive’s employment agreement, “Historical STI Amount” means the average amount of the last three short - term incentive cash payments paid to the executive. In the case of Ms. Schefer, the “Historical STI Amount” means the greater of: (a) the average amount of the last three short - term incentive cash payments paid to her, and (b) her current STI Target (being 70% of base salary). 2024 Management Information Circular March 15, 2024 69 Stantec Inc. Termination Payment Calculation The following table presents the incremental payments we would have to make to each NEO if a triggering event — a termination without cause or a change of control payment trigger — occurred on the last business day of Stantec’s most recently completed fiscal year, in this case, 2023 : Termination Payout on a Change in Control ($) Termination Payout on a Without - Cause Termination ($) Name 6,316,673 6,316,673 Gord Johnston 1,435,426 1,435,426 Theresa Jang 1,385,725 1,385,725 Stu Lerner 1,135,224 1,135,224 Cath Schefer 1,086,020 1,086,020 Steve Fleck (1) On a termination without cause or a termination following a change of control (assuming double - trigger conditions are satisfied), all unvested long - term incentives (RSUs and PSUs) are forfeited. The amounts in the table above reflect the severance payment required in the event of a termination without cause or change of control with a double - trigger event.

2024 Management Information Circular March 15, 2024 70 Stantec Inc. Additional Information Currency Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars. Interest of Certain Persons in Matters to be Acted On To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted on at the meeting. Interest of Management and Others in Material Transactions To our knowledge, none of our: (i) directors or executive officers, (ii) shareholders of the Company that beneficially own, or control or direct, directly or indirectly, more than 10% of the Company's outstanding voting securities, or (iii) any associate or affiliate of persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company. 2024/2025 Shareholder Proposals Shareholder proposals must be submitted after December 11, 2024, and no later than February 9, 2025 to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2025 annual meeting of shareholders. Continuous Disclosure To obtain copies of this circular, our Annual Information Form for the year ended December 31 , 2023 , or our Annual Report (which includes our Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31 , 2023 , do one of the following : • Go to the Company’s website at stantec.com and print copies • Request mailed copies from the corporate secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4 • To request the Interim Financial Statements, the Management's Discussion and Analysis and/or Annual Financial Statements to be sent to you by mail, please register online at www.computershare.com/mailinglist or complete the request form posted on stantec.com You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Financial information for Stantec is provided in the Management’s Discussion and Analysis and Consolidated Financial Statements (both found in our Annual Report) for the year ended December 31, 2023. Shareholder Feedback Stantec maintains a comprehensive investor communications program . We welcome comments and feedback from shareholders and invite you to comment using the following contact information : Investor Relations Telephone: 780 - 917 - 7000 Email: ir@stantec.com

General Inquiries Stantec Inc. Suite 300, 10220 – 103 Avenue NW Edmonton, Alberta T5J 0K4 Canada Telephone: 780 - 917 - 7000 Fax: 780 - 917 - 7069 stantec.com Directors’ Approval Our board of directors has approved the contents of this circular and the distribution of this circular to our shareholders. Paul J. D. Alpern Senior Vice President, Secretary and General Counsel 2024 Management Information Circular March 15, 2024 71 Stantec Inc.

2024 Management Information Circular March 15, 2024 72 Stantec Inc. Schedule A Overview of Stantec’s Long - Term Incentive Plan Shares Authorized for Issuance under the Plan Stantec’s long - term incentive plan (the Stantec LTIP) authorizes up to a maximum of 8 , 550 , 728 of the Company’s common shares (representing 7 . 5 % of our issued and outstanding shares as of March 15 , 2024 ) to be granted as awards to employees of Stantec and its subsidiaries under the plan . The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares; shares acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery; or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient. The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following: • No more than an aggregate of 1,000,000 shares (representing 0.88% of our issued and outstanding shares as of March 15, 2024) may be made the subject of performance share units or restricted share units • The aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of Section 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year • The number of shares issuable to insiders — on an aggregate basis, at any time, and under all security - based compensation arrangements of the Company — must not exceed 10% of the Company’s issued and outstanding shares • The number of shares issued to insiders — on an aggregate basis, at any time, and within any one - year period, under all security - based compensation arrangements of the Company — must not exceed 10% of the Company’s issued and outstanding shares If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, on settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP. Administration of the Plan The Stantec LTIP is administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non - employee director (within the meaning of Securities and Exchange Commission Rule 16b - 3). The committee determines who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non - material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers. Plan Amendments The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include

2024 Management Information Circular March 15, 2024 73 Stantec Inc. • Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange • Making amendments of a “housekeeping” nature • Changing the vesting provision of the Stantec LTIP or any award • Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award • Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve • Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted • Changing the process by which an award recipient who wishes to exercise an award may do so No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include • Increasing the maximum number of shares that may be made the subject of awards under the Stantec LTIP • Making any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means • Increasing the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant • Extending the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP • Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve • Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes • Changing who is eligible to receive awards under the Stantec LTIP • Making any other amendment to the Stantec LTIP that is not (1) an amendment made to maintain continued compliance with applicable laws or regulations or (2) an amendment of a “housekeeping” nature As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations. Award Adjustments The committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including a change in value in the case of a spin - off, dividend, or other distribution in respect of shares) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP.

Such adjustments may be made to any of the following: • Maximum number and class of shares or other securities with respect to which awards may be granted • Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year • Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable • Performance objectives Award Vehicles Available under the Plan Summary of Available Vehicles Under the Stantec LTIP, the Company can issue five vehicles, which are briefly described in the table below: Name of Vehicle Description of Vehicle Options This vehicle gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date. Share Appreciation Rights (SARs) SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as are covered by the option and is subject to the same terms and conditions. A recipient can choose to either (1) exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or (2) surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares. Dividend Equivalent Rights This vehicle gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares . A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option . Restricted Share Units (RSUs) An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU on meeting the applicable vesting criteria. (The fair market value of an RSU is equal to the 5 - day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date.) Performance Share Units (PSUs) A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria gives the recipient the right to receive payment equal to either (1) the 5 - day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date or (2) a percentage of the VWAP of the shares on the applicable date, based on attaining performance objectives ranging from 0% to 200% of the value. For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date. Awards granted under the Stantec LTIP are generally non - transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf. 2024 Management Information Circular March 15, 2024 74 Stantec Inc.

2024 Management Information Circular March 15, 2024 75 Stantec Inc. Performance Objectives Under the Stantec LTIP, the committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of the following: • Earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these • Other than with respect to Section 162(m) awards, any other metric approved by the committee The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these. Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications are permitted to the extent it would cause a Section 162(m) award to be non - deductible under the provisions of the U.S. Internal Revenue Code. Details of Each Award Vehicle Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP. Options The Stantec LTIP provides for incentive stock options, as defined under Section 424 of the U.S. Internal Revenue Code, and for nonqualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date. The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, or bank draft, or by tender of other property acceptable to the committee. The committee has the discretion to establish a cashless exercise procedure for the exercise of options. The committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The committee may accelerate the exercisability of an option at any time. The committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option. Share Appreciation Rights Share appreciation rights (SARs) under the Stantec LTIP are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised . If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares .

2024 Management Information Circular March 15, 2024 76 Stantec Inc. When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of shares for which the SAR is being exercised. At the time of the grant, the committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash. Dividend Equivalent Rights Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates. Payments may be made in cash, common shares, or a combination of cash and common shares. If the amounts payable are deferred, the committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of that dividend equivalent right may not be contingent on or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation. Restricted Share Units Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the VWAP of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the committee when the RSUs were granted. The award of an RSU may be made contingent on such conditions as established by the committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs. The committee may provide for the settlement of the RSUs in cash, in shares (at the fair market value), or a combination of cash and shares. The committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU. Performance Share Units Performance share units (PSUs) are similar to RSUs and are made contingent on such conditions established by the committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares; and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the VWAP of a share on the date the PSU was granted, became vested, or any other date specified by the committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objectives that have been attained. In no event will the maximum payment value exceed 200% of the fair market value of a share on the applicable date. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. The committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these. At the time the PSU is granted, the committee may provide a limitation on the amount payable in respect of each PSU.

2024 Management Information Circular March 15, 2024 77 Stantec Inc. Effect of Termination of Employment on Awards The Stantec LTIP contains provisions concerning the treatment of awards on termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the committee at any time before or after the recipient’s termination of employment, with the consent of the recipient. Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for 90 days following the termination date. If the recipient dies within 90 days following termination, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR). Exceptions to the above treatment of awards on termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement. Treatment on Death • Options and SARs – These become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR) • Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement • Outstanding Performance Awards – These remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company Treatment on Disability • Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award • Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement • Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company Treatment on Retirement “Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement. • Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

2024 Management Information Circular March 15, 2024 78 Stantec Inc. • Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement • Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company Treatment on Termination following a Change in Control (Double Trigger) If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows: • Options and SARs – These become immediately exercisable as of the termination date • Unvested RSUs – These become fully vested as of the termination date and will be settled as described in the award agreement • Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date Effect of Certain Transactions If the Company is involved in a liquidation, dissolution, merger, or consolidation, or in an acquisition of all issued and outstanding shares of the Company by any person (unless such acquisition is a non - control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to the conditions, restrictions, and performance criteria that were applicable to the awards before the transaction took place. If a change of control is a Transaction (as described above) and if outstanding awards are not assumed, substituted, or otherwise dealt with in the applicable Transaction agreement (as described above), then the recipient’s outstanding awards will be treated as follows when a change in control occurs: • Options and SARs – These become immediately exercisable • Unvested RSUs – These become fully vested and settled in accordance with the terms of the award agreement • Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the change of control

2024 Management Information Circular March 15, 2024 79 Stantec Inc. Additional Plan Terms The following is a summary of certain additional terms and conditions set out in the Stantec LTIP: Misconduct If a recipient has used for profit or disclosed to unauthorized persons confidential information or trade secrets of the Company or has engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise. Executive Compensation Clawback Policy All awards granted under the Stantec LTIP and the proceeds received from those awards are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company. Taxes and Multiple Jurisdictions The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the committee may grant, settle, or administer awards on terms and conditions different from those specified in the Stantec LTIP as the committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

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Alberta Solar One Burdett, Alberta, Canada

Head Office
300-10220 103 Avenue NW
Edmonton, Alberta T5J 0K4 Canada
Ph: 780-917-7000
Fx: 780-917-7330
ir@stantec.com

Securities Exchange Listings
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.

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